Exhibit 99.2

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Table of Contents Financial Review 3 Consolidated Statements 26 Consolidated Statements of Comprehensive Income (Loss) 27 Consolidated Statements of Financial Position 28 Consolidated Statements of Changes in Equity 31 Consolidated Statements of Cash Flows 32 Notes to the Consolidated Statements 34 (1) General Information 34 (2) Basis of Preparation 35 (3) Accounting Policies 35 (4) Segment Reporting 36 (5) Revenue from Customers 42 (6) Other Operating Income and Expenses 45 (7) Earnings Per Share 46 (8) Other Operating Assets and Liabilities 48 (9) Commitments and Contingencies 50 (10) Borrowings 51 (11) Financial Income and Expenses 57 (12) Fair Value Estimation 58 (13) Events after the Balance Sheet Date 60 2 Q3 Financial Results 2026 I Table of Contents

Financial Review Consolidated Statements Notes to the Consolidated Statements

Financial Review

Comparability of future results

The following financial review, which should be read in conjunction with the Sunrise Interim Consolidated Financial Statements included in this report, reflects the Sunrise results for the periods ended 30 September 2026 and 2025.

Factors affecting Sunrise performance

Sunrise believes that the key factors affecting its historical and future business and financial performance include:

Sunrise-UPC transaction. The combination of the Sunrise legacy mobile franchise with UPC Switzerland's broadband network, in the Sunrise–UPC transaction that closed in November 2020, created opportunities for both revenue growth and cost synergies. Capturing these opportunities required the combined company to invest in integrating operations, and also came with some expected execution challenges, primarily related to preserving ARPUs and elevated customer churn experienced while migrating legacy UPC customers from the higher-priced legacy UPC platform to the Sunrise brand.

Competition. The Swiss telecommunications market is served by three primary players, Swisscom, Sunrise and Salt, with Swisscom historically holding the largest market share across all services. The market remains highly competitive, with participants seeking to attract and retain customers through service differentiation, pricing initiatives and promotional activity, while generally maintaining rational pricing behavior. In addition, each of the three competitors, including Sunrise, has introduced flanker brands to address different customer segments and price points.

Subscriber base and ARPU in residential services. Sunrise revenues in the residential segment are dependent on its ability to maintain and expand its subscriber base. In addition, Sunrise revenues in this segment are dependent on its ability to balance its service prices with the size of its subscriber base to optimise ARPU, calculated as the average monthly revenue per fixed customer relationship or mobile subscriber, as applicable. Revenues for each of the periods presented were affected by decreases in the subscriber base resulting from expected integration challenges associated with migrating legacy UPC customers in the residential segment to the Sunrise brand following the Sunrise–UPC transaction, as well as lower ARPU resulting from migration of such UPC customers from the higher-priced UPC platform to the Sunrise brand. Sunrise believes that many of the challenges affecting the Sunrise brand in the residential segment have been significantly addressed and remains focused on executing its strategy to support a gradual stabilisation of revenues over the near to medium term. Sunrise has been implementing strategies designed to reduce subscriber volume loss and price sensitivity, including premium positioning of the Sunrise brand, promotion of converged subscriptions and introduction of value-added services.

Service portfolio and pricing in business services. Compared to its market share in residential services, Sunrise believes that it is currently under-represented in business-customer services, where Swisscom is by far the dominant competitor. Growth in business- and wholesale-services segment revenues in the periods presented reflected, in part, the success of efforts by Sunrise to capture additional market share in Swiss business services, supported by its robust telecommunications-services offerings and its evolving portfolio of value-added services, including security, ICT, consulting, engineering and sovereign AI/cloud solutions, underpinned by an ecosystem of strategic partners. Such revenue growth also reflects growth in revenues from existing business customers, primarily as a result of the expansion of the businesses of Sunrise customers necessitating additional services, including, primarily, additional mobile-service subscriptions, but also as a result of efforts by Sunrise to cross-sell additional services to existing customers. In the business-services segment, the size of the Sunrise customer base is generally less impacted by its service prices than in the residential segment because Sunrise normally offers its portfolio of services to business customers in customised service packages at negotiated prices, benefiting from volume, usage and bundling discounts. Although certain of the Sunrise business customers may be sensitive to mobile-service price fluctuations, particularly in larger enterprises, the number of mobile-service subscriptions generally fluctuates based on the size of the business-customer's employee base, rather than changes to the Sunrise service prices. Accordingly, in business services, in addition to the ability to maintain and expand its customer base and cross-sell additional services, Sunrise revenues depend on its ability to price its services effectively. Going forward, Sunrise is further focused on leveraging synergies with residential subscribers to acquire small business customers (9 or fewer employees), growing market share among small-medium business customers (10 to 249 employees), including by leveraging residential sales channels, and further increasing its share of wallet of existing enterprise business customers (250 employees and up).

Investments in network quality. Sunrise revenues are dependent on its reputation among customers for high mobile and fixed network quality and reliability. While Sunrise does not develop its own network-infrastructure technologies or otherwise conduct meaningful research and development activities, Sunrise contracts with infrastructure-technology providers to purchase and install upgrades and additions to its network infrastructure in order to maintain and enhance the quality and reliability of its telecommunications services. Therefore, Sunrise undertook capital expenditures in the periods presented to increase capacity and upgrade the mobile infrastructure. During the periods presented, the capital-expenditure profile of Sunrise has benefited, and is expected to continue to benefit, from its hybrid network infrastructure, which utilises a mix of owned infrastructure, shared antenna sites and supplemental network-access agreements with subscriber-based charges to increase network coverage and enhance service offerings, thereby substantially reducing capital expenditures necessary to support growth.

Cost management. Sunrise supports its profitability by actively managing its cost profile and continuously reviewing its cost base. The Company remains focused on optimisation opportunities and efficiency improvements across its operations, supported by disciplined cost controls, external-spend optimisation, process simplification, the increased use of new technologies and automation, and the effective

3 **Q3 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

leveraging of scale, while maintaining operational agility.

Interest and currency exchange rates. In the periods presented, Sunrise after-tax losses and free cash flows benefited from relatively low interest rates after hedges, resulting from the low interest-rate environment prevailing at the time the debt was incurred. While substantially all of Sunrise debt is denominated in EUR or USD, substantially all debt has been swapped into CHF and interest rates were fixed through hedging arrangements at the time the debt was incurred.

As of 30 September 2026, Sunrise had outstanding third-party indebtedness together with accrued interest of CHF 4.6 billion, at a weighted-average cost of debt of approximately 2.8% after interest-rate hedges. Scheduled maturities of the Group's term loans and notes extend from 2029 to 2033. The current portion of debt principally comprises vendor financing and accrued interest.

On 13 February 2025, Sunrise announced the issuance of Facility AAA (USD 1,300 million Term Loan B due 2032) by Sunrise Financing Partnership. The loan was drawn and closed on 13 February 2025. Proceeds from the new loan were used to refinance Facility AX in full and to partially repay Facility AY, including associated fees.

On 28 May 2025, Sunrise issued Sunrise FinCo I B.V. 4.625% 2032 (€) and applied the proceeds in full to refinance its existing Term Loans AU and AY.

On 30 June 2025, the Group amended Revolving Facility B, replacing the prior EUR 720 million revolving commitment (maturing September 2029) with a CHF 500 million facility (maturing March 2031), transitioning pricing from EURIBOR +2.5% to SARON +2.0%.

On 9 October 2025, the Group issued an additional 4.625% Senior Secured Notes due 2032 through its subsidiary Sunrise FinCo I B.V. Together with a new USD 650 million term loan under Facility AAA (fungible with, and consolidating into, Facility AAA) maturing in February 2032, the proceeds were used to refinance existing debt, including Term Loan AT and a portion of the USD 5.5% Senior Notes due 2028.

Following the refinancing completed on 9 October 2025, the Group, on 13 November 2025, fully redeemed the remaining USD 75 million of 5.5% Senior Notes due 2028, eliminating this maturity entirely.

In December 2025, the Group further reduced gross indebtedness through a partial repayment of EUR 56.8 million of Senior Secured Notes due 2029, lowering the outstanding balance of those notes to EUR 318.1 million.

On 3 August 2026, the Group issued EUR 500.0 million of 5.000% Senior Secured Notes due 31 July 2033 through its subsidiary Sunrise HoldCo IV B.V. The notes were issued at 100% of par, bear interest at a fixed rate of 5.000% per annum payable semi-annually in arrears on 15 January and 15 July and are listed on The International Stock Exchange. The proceeds were used to fully repay EUR 287.9 million of 3.875% Senior Notes due 15 June 2029 issued by Sunrise HoldCo IV B.V. and to partially repay EUR 212.0 million of 3.625% Senior Secured Notes due 15 June 2029 issued by UPCB Finance VII Limited. Following the partial repayment, EUR 106.0 million of the latter notes remained outstanding.

As a result of these transactions, near-term maturities were materially reduced, the weighted-average maturity of the Group's debt was extended, and the debt stack remained substantially fixed-rate or economically hedged through 2032, limiting exposure to interest-rate and currency volatility.

4 **Q3 Financial Results 2026 I** Financial Review

Financial Review
Consolidated Statements
Notes to the Consolidated Statements

Financial review

The following financial review, which should be read in conjunction with the Sunrise Interim Consolidated Financial Statements included in this report, is intended to assist in providing an understanding of the results of operations and financial condition for the periods ended 30 September 2026 and 2025 and is organised as follows:

- Summary financial information and operating data: This section includes summary financial information and operating data of Sunrise.
- Results of operations: This section provides an analysis of actual results of operations.
- Liquidity and capital resources: This section provides an analysis of corporate and subsidiary liquidity and the Interim Consolidated Statements of Cash Flows.
- Quantitative and qualitative disclosures about market risk: This section provides discussion and analysis of the market risks that Sunrise faces.

Certain uppercase terms used below have been defined in the Notes to the Interim Consolidated Financial Statements.

Summary financial information and operating data

The tables below set out summary financial information and operating data of Sunrise for the indicated periods.

Sunrise results have been prepared in accordance with IFRS. The following information should be read in conjunction with the Sunrise Interim Consolidated Financial Statements included in this report. Sunrise historical results are not necessarily indicative of expected future results.

Sunrise Statements of Income or Loss Data:

	Nine months ended 30 September		Three months ended 30 September	
CHF in millions	**2026**	**2025**	**2026**	**2025**
Revenue	2,167.7	2,194.6	732.0	740.9
Direct costs	(590.2)	(577.5)	(207.1)	(201.5)
Personnel expenses	(310.0)	(322.9)	(97.8)	(103.8)
Other operating income and capitalised labour	45.5	47.2	15.4	15.9
Other operating expenses	(483.4)	(480.6)	(152.2)	(149.8)
Operating income before depreciation and amortisation	**829.6**	**860.8**	**290.3**	**301.7**
Depreciation of right-of-use assets	(90.5)	(97.4)	(28.6)	(32.4)
Depreciation and amortisation	(653.9)	(679.6)	(222.1)	(223.4)
Operating income	**85.2**	**83.8**	**39.6**	**45.9**
Financial income	223.2	421.4	164.6	26.6
Financial expenses	(385.6)	(582.7)	(204.0)	(79.0)
Share of gains of equity method investments	2.7	4.6	0.7	0.5
Income (loss) before taxes	**(74.5)**	**(72.9)**	**0.9**	**(6.0)**
Income tax (expense) benefit	13.5	13.6	(0.1)	1.6
Net income (loss)	**(61.0)**	**(59.3)**	**0.8**	**(4.4)**

5 **Q3 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

Sunrise Cash Flow Data:

	Nine months ended 30 September		Three months ended 30 September	
CHF in millions	**2026**	**2025**	**2026**	**2025**
Net cash provided by operating activities	701.6	753.7	234.5	292.1
Net cash used in investing activities	(167.7)	(373.0)	(39.1)	(95.8)
Net cash used in financing activities	(708.6)	(576.2)	(197.0)	(174.1)
Effect of exchange rate changes on cash	0.3	(0.6)	0.6	(0.3)
Net decrease in cash and cash equivalents	**(174.4)**	**(196.1)**	**(1.0)**	**21.9**

Sunrise Summary Financial Data:

	Nine months ended 30 September		Three months ended 30 September	
CHF in millions, except percentages	**2026**	**2025**	**2026**	**2025**
Revenue	2,167.7	2,194.6	732.0	740.9
Net income (loss)	**(61.0)**	**(59.3)**	**0.8**	**(4.4)**
Net loss margin	(2.8)%	(2.7)%	0.1%	(0.6)%
Adjusted EBITDAaL[1]	**755.1**	**764.2**	**264.8**	**270.1**
Adjusted EBITDAaL margin	34.8%	34.8%	36.2%	36.5%
Net cash provided by operating activities	701.6	753.7	234.5	292.1
Adjusted Free Cash Flow[2]	**99.7**	**47.4**	**13.8**	**30.6**

[1] Adjusted EBITDAaL is the primary measure used by the Sunrise chief operating decision maker to evaluate operating performance and is also a key factor that is used by the internal decision makers within Sunrise to (i) determine how to allocate resources and (ii) evaluate the effectiveness of Sunrise management for the purposes of annual and other incentive-compensation plans. The Sunrise internal decision makers believe Adjusted EBITDAaL is a meaningful measure because it represents a transparent view of recurring operating performance that is unaffected by the Sunrise capital structure and allows management to (a) readily view operating trends, (b) perform analytical comparisons and benchmarking between segments and (c) identify strategies to improve operating performance. Adjusted EBITDAaL is defined as Adjusted EBITDA after lease-related expenses. Adjusted EBITDA is defined as income (loss) before income-tax benefit (expense), share of losses (gains) of equity method investments, financial income, financial expenses, depreciation and amortisation, share-based compensation expense and restructuring and other. Other operating items include but are not limited to (1) provisions and provision releases related to litigation, (2) certain related-party charges and (3) gains and losses on the disposal of long-lived assets. Consolidated Adjusted EBITDA and Adjusted EBITDAaL are non-IFRS measures, which readers should view as a supplement to, and not a substitute for, IFRS measures of profitability included in the Sunrise Interim Consolidated Financial Statements included in this report. Further, the Sunrise definition of Adjusted EBITDAaL and Adjusted EBITDA may differ from the way other companies define and apply their definitions of such terms. The following table provides a reconciliation of net income (loss) to Adjusted EBITDA and Adjusted EBITDAaL:

6 **Q3 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

CHF in millions	Nine months ended 30 September 2026	Nine months ended 30 September 2025	Three months ended 30 September 2026	Three months ended 30 September 2025
Net income (loss)	(61.0)	(59.3)	0.8	(4.4)
Income tax expense (benefit)	(13.5)	(13.6)	0.1	(1.6)
Share of gains of equity method investments	(2.7)	(4.6)	(0.7)	(0.5)
Financial income	(223.2)	(421.4)	(164.6)	(26.6)
Financial expenses	385.6	582.7	204.0	79.0
Operating income	**85.2**	**83.8**	**39.6**	**45.9**
Depreciation and amortisation	653.9	679.6	222.1	223.4
Depreciation of right-of-use assets	90.5	97.4	28.6	32.4
Share-based compensation expense	22.4	39.4	8.0	15.9
Restructuring and other	38.6	7.3	10.1	0.2
Adjusted EBITDA	**890.6**	**907.5**	**308.5**	**317.8**
Lease-related expenses	(135.5)	(143.3)	(43.7)	(47.7)
Adjusted EBITDAaL	**755.1**	**764.2**	**264.8**	**270.1**

[2] Adjusted Free Cash Flow is defined as net cash provided by operating activities plus (i) operating-related vendor-financed additions (which represents an increase in the period to actual cash available as a result of extending vendor payment terms beyond normal payment terms, which are typically 90 days or less, through non-cash financing activities) and (ii) cash receipts in the period from interest-related derivatives, less (a) cash payments in the period for interest, (b) cash payments in the period for capital expenditures, (c) principal payments on amounts financed by vendors and intermediaries (which represents a decrease in the period to actual cash available as a result of paying amounts to vendors and intermediaries where vendor payments were previously extended beyond the normal payment terms) and (d) principal payments on lease liabilities (which represents a decrease in the period to actual cash available), each as reported in the Consolidated Statements of Cash Flows. Sunrise believes its presentation of Adjusted Free Cash Flow, which is a non-IFRS measure, provides useful information to investors because this measure can be used to gauge its ability to (1) service debt, (2) distribute dividends to shareholders and (3) fund new investment opportunities after consideration of all actual cash payments related to its working-capital activities and expenses that are capital in nature, whether paid inside normal vendor payment terms or paid later outside normal vendor payment terms (in which case Sunrise typically pays in less than 365 days). Adjusted Free Cash Flow should not be understood to represent the ability to fund discretionary amounts, as Sunrise has various mandatory and contractual obligations, including debt repayments, that are not deducted to arrive at these amounts. Investors should view Adjusted Free Cash Flow as a supplement to, and not a substitute for, IFRS measures of liquidity included in the Sunrise Consolidated Statements of Cash Flows. Further, the Sunrise definition of Adjusted Free Cash Flow may differ from the way other companies define and apply their definition of Adjusted Free Cash Flow. The following table provides a reconciliation of net cash provided by operating activities to Adjusted Free Cash Flow:

7 **Q3 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

CHF in millions	Nine months ended 30 September 2026	Nine months ended 30 September 2025	Three months ended 30 September 2026	Three months ended 30 September 2025
Net cash provided by operating activities	701.6	753.7	234.5	292.1
Interest paid	(267.4)	(240.6)	(123.9)	(104.7)
Interest-related derivative receipts (payments)	72.9	44.6	42.2	39.2
Vendor financing additions[i]	239.7	303.7	100.9	115.3
Capital expenditures	(167.2)	(368.9)	(38.9)	(95.0)
Principal payments on vendor financing	(372.8)	(344.8)	(153.1)	(170.6)
Payment of lease liabilities	(107.1)	(100.3)	(47.9)	(45.6)
Adjusted Free Cash Flow	**99.7**	**47.4**	**13.8**	**30.6**

[i] For the purposes of the Sunrise Consolidated Statements of Cash Flows, vendor financing additions represent operating-related expenses financed by an intermediary that are treated as constructive operating cash outflows and constructive financing cash inflows when the intermediary settles the liability with the vendor. The capital-related expenses financed by an intermediary are treated as non-cash transactions on Day 1. When Sunrise pays the financing intermediary for both operating and capital transactions, it records financing cash outflows in its Consolidated Statements of Cash Flows. For the purposes of its Adjusted Free Cash Flow definition, Sunrise (a) adds in the constructive financing cash inflow when the intermediary settles the liability with the vendor, as its actual net cash available at that time is not affected and (b) subsequently deducts the related financing cash outflow when Sunrise actually pays the financing intermediary, reflecting the actual reduction to its cash available to service debt or fund new investment opportunities.

Sunrise Summary ARPU Data:

CHF	Nine months ended 30 September 2026	Nine months ended 30 September 2025	Three months ended 30 September 2026	Three months ended 30 September 2025
Residential Customers:				
Fixed Services				
ARPU per Fixed Customer Relationship[1]	54.4	57.8	54.1	56.8
Mobile Services				
ARPU per Mobile Subscriber[2]	29.1	29.3	29.6	29.7

[1] Average Revenue Per Unit (ARPU) is the average subscription revenue per average fixed customer relationship or mobile subscriber, as applicable. ARPU per fixed customer relationship is calculated by dividing the average subscription revenue from residential fixed services by the average of the opening and ending balances of fixed customer relationships for the period.
[2] ARPU per mobile subscriber is calculated by dividing the average mobile subscription revenue (including interconnect revenue but excluding handset sales and late fees) by the average of the opening and ending balances of mobile subscribers in service for the period.

8 **Q3 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Sunrise Summary Operating Data: As of 30 September 2026 2025 Residential Customers: Fixed Services 1 Fixed Customer Relationships 1,321,676 1,346,989 2 Select Fixed RGUs : 3 Broadband Internet 1,135,443 1,141,387 4 Enhanced TV 853,567 870,668 Mobile Services 5 Mobile RGUs 2,341,303 2,336,901 Postpaid Mobile RGUs 2,123,898 2,084,589 Prepaid Mobile RGUs 217,405 252,312 6 Fixed-mobile Convergence 61.5% 59.0% Business Customers & Wholesale: 7 Fixed Services 1 Fixed Customer Relationships 138,258 131,711 2 Select Fixed RGUs : 3 Broadband Internet 151,655 144,496 4 Enhanced TV 101,100 94,556 8 Mobile Services 5 Mobile RGUs 847,834 812,724 Postpaid Mobile RGUs 814,384 771,771 Prepaid Mobile RGUs 33,450 40,953 6 Fixed-mobile Convergence 77.4% 77.2% 9 Q3 Financial Results 2026 I Financial Review

Financial Review
Consolidated Statements
Notes to the Consolidated Statements

[1] Fixed customer relationships represent the number of customers who receive at least one of the Sunrise broadband Internet, TV or fixed-line telephony services, without regard to which or to how many services they subscribe. Fixed customer relationships generally are counted on a unique-premises basis. Accordingly, if an individual receives Sunrise services in two premises (e.g., a primary home and a vacation home), that individual generally will count as two fixed customer relationships. Sunrise fixed customer relationships include customers who receive basic cable services (BCS) which are services delivered without the use of encryption-enabling, integrated or virtual technology as well as customers who receive fixed telephony services over Sunrise networks, or that Sunrise services through a partner network.

[2] A fixed RGU is, separately, an Internet subscriber or an enhanced TV subscriber. A home, residential multiple-dwelling unit or commercial unit may contain one or more RGUs. For example, if a residential customer subscribes to the Sunrise broadband Internet service or enhanced TV service, the customer will constitute two RGUs. RGUs generally are counted on a unique-premises basis such that a given premises does not count as more than one RGU for any given service. However, if an individual receives one of the services in two premises (e.g., a primary home and a vacation home), that individual will count as two RGUs for that service. Each bundled Internet or enhanced TV service is counted as a separate RGU regardless of the nature of any bundling discount or promotion. Non-paying subscribers are counted as subscribers during their free promotional service period. Some of these subscribers may choose to disconnect after their free service period. Services offered without charge on a long-term basis (e.g., certain preferred subscribers) generally are not counted as RGUs. Free services provided to Sunrise employees generally are counted as RGUs.

[3] Internet subscribers are homes, residential multiple-dwelling units or commercial units that receive fixed broadband Internet services over Sunrise fixed or mobile networks or that Sunrise services through a partner network.

[4] Enhanced TV subscribers are homes, residential multiple-dwelling units or commercial units that receive Sunrise enhanced TV services, which are TV services delivered through encryption-enabling, integrated or virtual technology over the Sunrise broadband network or through a partner network. Enhanced TV subscribers exclude subscribers that receive BCS, as described above.

[5] A mobile RGU is a mobile subscriber, which represents an active SIM card in service. A subscriber who has a data and voice plan for a mobile handset and a data plan for a laptop would be counted as two mobile subscribers. Sunrise has both prepaid and postpaid mobile subscribers. Prepaid subscribers are excluded from the mobile-subscriber count after a period of inactivity of 90 days, based on industry standards in Switzerland.

[6] Fixed-mobile convergence penetration represents the number of customers who subscribe to both a fixed broadband Internet service and a pre- or postpaid mobile-telephony service, divided by the total number of customers who subscribe to a fixed broadband Internet service.

[7] Business Customer & Wholesale fixed relationships and fixed RGUs include customers who receive fixed services that are the same or similar to mass-marketed products offered to residential customers. This includes customers who receive discounted services pursuant to a programme Sunrise has in place with their employer and small business customers (generally defined as businesses with 9 or fewer employees) and does not include services provided to small-medium business customers (generally defined as businesses with 10 to 249 employees) and large enterprises (generally defined as businesses with 250 or more employees) or wholesale services

[8] Business Customer & Wholesale mobile RGUs represent the number of active SIM cards in service that are provided to business and wholesale customers, including customers who receive discounted services pursuant to a programme Sunrise has in place with their employer, SOHO, SME and enterprise customers, as well as to customers who subscribe for mobile services delivered over Sunrise networks through a branded reseller with whom Sunrise contracts, and excluding customers who subscribe for mobile services delivered over Sunrise networks through an MVNO with whom Sunrise contracts, as well as other wholesale customers.

Additional general notes to table

While Sunrise takes appropriate steps to ensure that subscriber statistics are presented on a consistent and accurate basis at any given balance-sheet date, the variability in (i) the nature and pricing of products and services, (ii) the distribution platform, (iii) billing systems, (iv) bad-debt collection efforts and (v) other factors add complexity to the subscriber-counting process. Sunrise periodically reviews the subscriber-counting policies and underlying systems to improve the accuracy and consistency of the data reported on a prospective basis.

10 **Q3 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Results of operations The discussion presented in this section provides an analysis of Sunrise revenue and expenses for the periods ended 30 September 2026 and 2025 as further described in Notes 4, 5 and 6 to the Interim Consolidated Financial Statements. Revenue Sunrise derives revenue primarily from communications services provided to residential and business customers, including mobile, broadband Internet, TV and fixed-line telephony services, and from infrastructure and support functions. Residential Customers Revenue Residential fixed subscription revenue includes amounts received from subscribers for ongoing services and the recognition of deferred installation revenue over the associated contract period. Residential fixed non-subscription and hardware revenue includes, among other items, channel carriage fees, late fees and revenue from the sale of equipment. Residential subscription revenue from subscribers who purchase bundled services at a discounted rate is generally allocated proportionally to each service based on the standalone price for each individual service. As a result, changes in the standalone pricing of fixed and mobile products or the composition of bundles can contribute to changes in product revenue categories from period to period. Residential mobile subscription revenue includes amounts received from subscribers for ongoing services. Residential mobile non-subscription and hardware revenue includes, among other items, revenue from sales of mobile handsets and other devices. Business Customers & Wholesale Revenue Business Customer & Wholesale subscription revenue represents revenue from (i) services provided to SOHO subscribers and (ii) mobile, connectivity and information and communication technology (ICT) services provided to medium and large enterprises. Business Customer & Wholesale non-subscription and hardware revenue includes revenue from business broadband Internet, TV, fixed-line telephony, data and ICT services, such as carrier and roaming services, offered to medium and large enterprises and fixed-line and mobile services on a wholesale basis, offered to other operators. Infrastructure & Support Functions Revenue Infrastructure & Support Functions revenue primarily includes built-to-suit (BTS) revenue related to mobile towers built by Sunrise and sold to Swiss Towers. 11 Q3 Financial Results 2026 I Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

Periods ended 30 September 2026 compared to periods ended 30 September 2025
Revenue by major category and reportable segment for the indicated periods is set out below:

	Nine months ended 30 September		Increase (decrease)	Three months ended 30 September		Increase (decrease)
CHF in millions, except percentages	**2026**	**2025**	**%**	**2026**	**2025**	**%**
Residential Customers:						
Fixed Revenue:	682.7	734.9	(7.1)	223.3	238.1	(6.2)
Subscription	652.5	707.6	(7.8)	214.8	230.7	(6.9)
Non-subscription and hardware	30.2	27.3	10.6	8.5	7.4	14.9
Mobile Revenue:	758.7	747.1	1.6	258.1	252.2	2.3
Subscription	612.7	617.1	(0.7)	207.6	209.0	(0.7)
Non-subscription and hardware	146.0	130.0	12.3	50.5	43.2	16.9
Other:	79.4	78.7	0.9	26.7	28.8	(7.3)
Total Residential Customers Revenue	**1,520.8**	**1,560.7**	**(2.6)**	**508.1**	**519.1**	**(2.1)**
Business Customers & Wholesale:						
Fixed Revenue:	361.3	365.5	(1.1)	121.9	127.3	(4.2)
Subscription	230.6	230.1	0.2	76.5	76.7	(0.3)
Non-subscription and hardware	130.7	135.4	(3.5)	45.4	50.6	(10.3)
Mobile Revenue:	267.8	256.1	4.6	93.1	87.1	6.9
Subscription	204.4	200.8	1.8	69.9	67.6	3.4
Non-subscription and hardware	63.4	55.3	14.6	23.2	19.5	19.0
Other:	8.3	3.4	144.1	3.9	1.8	116.7
Total Business Customers & Wholesale Revenue	**637.4**	**625.0**	**2.0**	**218.9**	**216.2**	**1.2**
Infrastructure & Support Functions:						
Other:	9.5	8.9	6.7	5.0	5.6	(10.7)
Total Infrastructure & Support Functions Revenue	**9.5**	**8.9**	**6.7**	**5.0**	**5.6**	**(10.7)**
Total Revenue	**2,167.7**	**2,194.6**	**(1.2)**	**732.0**	**740.9**	**(1.2)**

12 **Q3 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

Residential Customers. The details of the decrease in Sunrise Residential Customer Revenue during the periods ended 30 September 2026, compared to the corresponding period in 2025, are set out below:

	Nine months ended 30 September			Three months ended 30 September		
CHF in millions	**Subscription revenue**	**Non-subscription**	**Total**	**Subscription revenue**	**Non-subscription**	**Total**
Increase (decrease) in residential fixed revenue due to change in:						
Average number of fixed customer relationships[1]	(14.6)	—	(14.6)	(5.0)	—	(5.0)
ARPU	(40.5)	—	(40.5)	(10.9)	—	(10.9)
Increase in residential fixed non-subscription and hardware revenue	—	2.9	2.9	—	1.1	1.1
Total increase (decrease) in residential fixed revenue	**(55.1)**	**2.9**	**(52.2)**	**(15.9)**	**1.1**	**(14.8)**
Increase (decrease) in residential mobile revenue due to change in:						
Average number of mobile subscribers[2]	(0.5)	—	(0.5)	(0.2)	—	(0.2)
ARPU	(3.9)	—	(3.9)	(1.2)	—	(1.2)
Increase in residential mobile non-subscription and hardware revenue	—	16.0	16.0	—	7.3	7.3
Total increase (decrease) in residential mobile revenue	**(4.4)**	**16.0**	**11.6**	**(1.4)**	**7.3**	**5.9**
Increase (decrease) in other residential revenue	—	0.7	0.7	—	(2.1)	(2.1)
Total	**(59.5)**	**19.6**	**(39.9)**	**(17.3)**	**6.3**	**(11.0)**

[1] Average number of fixed customer relationships is calculated as the average of the opening and ending balances of fixed customer relationships in the period.
[2] Average number of mobile subscribers is calculated as the average of the opening and ending balances of mobile subscribers in the period.

Total Residential Customers revenue decreased CHF 39.9 million or 2.6% during the nine-month period and CHF 11.0 million or 2.1% during the three-month period ended 30 September 2026, compared to the corresponding periods in 2025. The revenue decrease in both periods is primarily due to the net effect of (i) a decrease in fixed subscription revenue due to lower ARPU, mainly driven by higher discounts (partially from a technical shift of discount allocation from mobile to fixed since the new portfolio launch in spring 2025) partially offset by price increases in the three-month period and due to lower average number of fixed customer relationships, (ii) an increase in fixed non-subscription and hardware revenue, mainly driven by higher MySports revenue, (iii) a decrease in mobile subscription revenue due to a lower average number of mobile subscribers driven by lower prepaid base, lower variable usage (interconnect, roaming and options) and a lower ARPU, partially mitigated by a technical shift of discount allocation from mobile to fixed since the new portfolio launch in spring 2025 and price increases in the three-month period, (iv) an increase in mobile non-subscription and hardware revenue due to higher handset sales and (v) an increase in other revenue in the nine-month period mainly driven by higher fee-related revenue, partially offset in the three-month period due to lower fee-related revenue and advertising revenue.

13 **Q3 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Business Customers & Wholesale. Total Business Customers & Wholesale revenue increased CHF 12.4 million or 2.0% during the nine-month period and CHF 2.7 million or 1.2% during the three-month period ended 30 September 2026, compared to the corresponding periods in 2025. The revenue increase is primarily due to the net effect of (i) a stable fixed subscription revenue, (ii) a decrease in fixed non-subscription and hardware revenue due to lower installation-related revenue, (iii) an increase in mobile subscription revenue including higher MVNO-related revenues partially offset by lower variable revenues in the nine month-period, (iv) an increase in mobile non-subscription and hardware revenue due to higher handset sales and an increase in wholesale services driven by higher roaming revenues and (v) an increase in other revenue mainly due to higher fee-related revenue. Infrastructure and Support Functions. Total Infrastructure and Support Functions revenue increased CHF 0.6 million or 6.7% during the nine-month period and decreased CHF 0.6 million or 10.7% during the three-month period ended 30 September 2026, compared to the corresponding periods in 2025, primarily due to higher BTS revenue in the nine-month period, partially offset by lower BTS revenue in the three-month period. 14 Q3 Financial Results 2026 I Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Profit Reconciliation Direct costs Direct costs include programming and copyright costs, interconnect and access costs, costs of mobile handsets and other devices and other costs of sales related to Sunrise operations. Programming and copyright costs represent a significant portion of operating costs and are subject to rises in future periods due to various factors, including (i) higher costs associated with the expansion of digital video content, including rights associated with ancillary product offerings and rights that provide for the broadcast of live sporting events, and (ii) rate increases. Personnel expenses Personnel expenses include salary and payroll costs, commissions, share-based compensation and contingent labour. Other operating income and capitalised labour This line item includes capitalised internal labour and other income primarily related to legal settlements. Other operating expenses Other expenses include marketing and other sales costs, network operations, customer- service costs, business-service costs, restructuring and other general expenses. 15 Q3 Financial Results 2026 I Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

Periods ended 30 September 2026 compared to periods ended 30 September 2025

	Nine months ended 30 September		Increase (decrease)	Three months ended 30 September		Increase (decrease)
CHF in millions, except percentages	**2026**	**2025**	**%**	**2026**	**2025**	**%**
Revenue	2,167.7	2,194.6	(1.2)	732.0	740.9	(1.2)
Direct costs	(590.2)	(577.5)	2.2	(207.1)	(201.5)	2.8
Personnel expenses	(310.0)	(322.9)	(4.0)	(97.8)	(103.8)	(5.8)
Other operating income and capitalised labour	45.5	47.2	(3.6)	15.4	15.9	(3.1)
Other operating expenses	(483.4)	(480.6)	0.6	(152.2)	(149.8)	1.6
Operating income before depreciation and amortisation	**829.6**	**860.8**	**(3.6)**	**290.3**	**301.7**	**(3.8)**
Depreciation of right-of-use assets	(90.5)	(97.4)	(7.1)	(28.6)	(32.4)	(11.7)
Depreciation and amortisation	(653.9)	(679.6)	(3.8)	(222.1)	(223.4)	(0.6)
Operating income	**85.2**	**83.8**	**1.7**	**39.6**	**45.9**	**(13.7)**
Financial income	223.2	421.4	(47.0)	164.6	26.6	518.8
Financial expenses	(385.6)	(582.7)	(33.8)	(204.0)	(79.0)	158.2
Share of gains of equity method investments	2.7	4.6	(41.3)	0.7	0.5	40.0
Income (loss) before taxes	**(74.5)**	**(72.9)**	**(2.2)**	**0.9**	**(6.0)**	**115.0**
Income tax (expense) benefit	13.5	13.6	(0.7)	(0.1)	1.6	(106.3)
Net income (loss)	**(61.0)**	**(59.3)**	**(2.9)**	**0.8**	**(4.4)**	**118.2**

16 **Q3 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

Direct costs

	Nine months ended 30 September		Increase (decrease)	Three months ended 30 September		Increase (decrease)
CHF in millions, except percentages	**2026**	**2025**	**%**	**2026**	**2025**	**%**
Residential Customers	365.1	353.3	3.3	127.2	119.0	6.9
Business Customers & Wholesale	216.1	212.3	1.8	75.7	77.0	(1.7)
Infrastructure & Support Functions	9.0	11.9	(24.4)	4.2	5.5	(23.6)
Total	**590.2**	**577.5**	**2.2**	**207.1**	**201.5**	**2.8**

Residential Customers. Total Residential Customers direct costs increased CHF 11.8 million or 3.3% during the nine-month period and CHF 8.2 million or 6.9% during the three-month period ended 30 September 2026, compared to the corresponding periods in 2025. The increase is primarily due to an increase in mobile handset costs driven by higher handset sales volumes.

Business Customers & Wholesale. Total Business Customers & Wholesale direct costs increased CHF 3.8 million or 1.8% during the nine-month period and decreased CHF 1.3 million or 1.7% during the three-month period ended 30 September 2026, compared to the corresponding periods in 2025, primarily due to (i) an increase in access cost and (ii) an increase in mobile handset costs driven by higher handset sales volumes in the nine-month period, partially offset by (iii) lower installation costs in the three-month period.

Infrastructure & Support Functions. Total Infrastructure and Support Functions direct costs decreased CHF 2.9 million or 24.4% during the nine-month period and CHF 1.3 million or 23.6% during the three-month period ended 30 September 2026, compared to the corresponding periods in 2025, primarily due to (i) lower access cost following the expiry of legacy capacity agreements in the nine-month period and (ii) a decrease of BTS-related costs in the three month period.

Personnel expenses

	Nine months ended 30 September		Increase (decrease)	Three months ended 30 September		Increase (decrease)
CHF in millions, except percentages	**2026**	**2025**	**%**	**2026**	**2025**	**%**
Residential Customers	105.1	106.1	(0.9)	33.9	33.8	0.3
Business Customers & Wholesale	59.6	60.8	(2.0)	18.5	18.7	(1.1)
Infrastructure & Support Functions	145.3	156.0	(6.9)	45.4	51.3	(11.5)
Total	**310.0**	**322.9**	**(4.0)**	**97.8**	**103.8**	**(5.8)**

Residential Customers. Total Residential Customers personnel expenses decreased CHF 1.0 million or 0.9% during the nine-month period and increased CHF 0.1 million or 0.3% during the three-month period ended 30 September 2026, compared to the corresponding periods in 2025, primarily due to (i) lower payroll expenses as a result of lower residential-customer staffing levels and (ii) lower internal sales commissions.

Business Customers & Wholesale. Total Business Customers & Wholesale personnel expenses decreased CHF 1.2 million or 2.0% during the nine-month period and CHF 0.2

17 **Q3 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

million or 1.1% during the three-month period ended 30 September 2026, compared to the corresponding periods in 2025, primarily due to (i) lower payroll expenses as a result of lower business customers and wholesale staffing levels and (ii) lower internal sales commissions.

Infrastructure & Support Functions. Total Infrastructure and Support Functions personnel expenses decreased by CHF 10.7 million or 6.9% during the nine-month period and CHF 5.9 million or 11.5% during the three-month period ended 30 September 2026, compared to the corresponding periods in 2025, primarily due to lower share-based compensation.

Other operating income and capitalised labour

	Nine months ended 30 September		Increase (decrease)	Three months ended 30 September		Increase (decrease)
CHF in millions, except percentages	**2026**	**2025**	**%**	**2026**	**2025**	**%**
Residential Customers	4.6	5.3	(13.2)	1.5	1.8	(16.7)
Business Customers & Wholesale	4.4	4.3	2.3	1.4	1.3	7.7
Infrastructure & Support Functions	36.5	37.6	(2.9)	12.5	12.8	(2.3)
Total	**45.5**	**47.2**	**(3.6)**	**15.4**	**15.9**	**(3.1)**

Residential Customers. Total Residential Customers other operating income and capitalised labour decreased CHF 0.7 million or 13.2% during the nine-month period and CHF 0.3 million or 16.7% during the three-month period ended 30 September 2026, compared to the corresponding periods in 2025, primarily due to a decrease in capitalisable labour activities.

Business Customers & Wholesale. Total Business Customers & Wholesale other operating income and capitalised labour remained stable during the nine-month and three-month periods ended 30 September 2026, compared to the corresponding periods in 2025.

Infrastructure & Support Functions. Total Infrastructure and Support Functions other operating income and capitalised labour decreased CHF 1.1 million or 2.9% during the nine-month period and CHF 0.3 million or 2.3% during the three-month period ended 30 September 2026, compared to the corresponding periods in 2025, primarily due to a decrease in capitalisable labour activities.

Other operating expenses

	Nine months ended 30 September		Increase (decrease)	Three months ended 30 September		Increase (decrease)
CHF in millions, except percentages	**2026**	**2025**	**%**	**2026**	**2025**	**%**
Residential Customers	184.5	190.3	(3.0)	54.6	52.9	3.2
Business Customers & Wholesale	28.3	29.4	(3.7)	8.2	8.3	(1.2)
Infrastructure & Support Functions	270.6	260.8	3.8	89.4	88.5	1.0
Total	**483.4**	**480.5**	**0.6**	**152.2**	**149.7**	**1.7**

18 **Q3 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

Residential Customers. Total Residential Customers other operating expenses decreased CHF 5.8 million or 3.0% during the nine-month period and increased CHF 1.7 million or 3.2% during the three-month period ended 30 September 2026, compared to the corresponding periods in 2025, primarily due to (i) a decrease in professional services mainly from lower consultancy spend in the nine-month period partially compensated by higher consultancy spend in the three-month period, (ii) lower supply-chain-related spend in the nine-month period and (iii) lower IT expenses from lower project spend and different quarterly phasing of certain expenses in the nine-month period, partially compensated by (iv) higher spend for marketing and commissions in the three-month period.

Business Customers & Wholesale. Total Business Customers & Wholesale other operating expenses decreased CHF 1.1 million or 3.7% during the nine-month period and CHF 0.1 million or 1.2% during the three-month period ended 30 September 2026, compared to the corresponding periods in 2025, primarily due to (i) a decrease in IT expenses from lower project spend, partially compensated by (ii) higher spend for marketing and commissions.

Infrastructure & Support Functions. Total Infrastructure and Support Functions other operating expenses increased CHF 9.8 million or 3.8% during the nine-month period and CHF 0.9 million or 1.0% during the three-month period ended 30 September 2026 compared to the corresponding periods in 2025. This includes an increase of approximately CHF 23 million due to a restructuring program from Q1 2026 and an increase of CHF 10 million in Q3 2026, arising from a mutual commercial agreement with Sunrise's former parent, Liberty Global, relating to historical depreciation of assets held by the former parent. The remaining decrease in other operating expenses is primarily due to the net effect of (i) a decrease in IT expenses from lower project spend, (ii) a decrease in network-related cost, (iii) a decrease in administration expenses and (iv) a decrease in expenses related to facility and energy.

Depreciation and amortisation. Total depreciation and amortisation, including depreciation and amortisation of right-of-use assets, decreased CHF 32.6 million or 4.2% during the nine-month period and CHF 5.1 million or 2.0% during the three-month period ended 30 September 2026, compared to the corresponding periods in 2025.

Operating income. Operating income increased CHF 1.4 million or 1.7% during the nine-month period and decreased CHF 6.3 million or 13.7% during the three-month period ended 30 September 2026, compared to the corresponding periods in 2025, driven by the aforementioned changes in revenue and expenses.

Financial income. Financial income decreased CHF 198.2 million or 47.0% during the nine-month period ended 30 September 2026, compared to the corresponding period in 2025, primarily due to a decrease in foreign-currency transaction gains in the prior-year period which were not incurred in 2026, partially offset by an increase in realised and unrealised gains on derivative instruments. Financial income increased CHF 138.0 million or 518.8% during the three-month period ended 30 September 2026, compared to the corresponding period in 2025, primarily due to an increase in realised and unrealised gains on derivative instruments.

Financial expenses. Financial expenses decreased CHF 197.1 million and 33.8% during the nine-month period ended 30 September 2026, compared to the corresponding period in 2025, primarily due to a decrease in realised and unrealised losses on derivative instruments and interest expense due to lower outstanding debt, partially offset by an increase in foreign-currency transaction losses incurred in the current-year period. Financial expenses increased CHF 125.0 million or 158.2% during the three-month period ended 30 September 2026, compared to the corresponding period in 2025, primarily due to foreign-currency transaction losses incurred in the current-year period.

Income tax (expense) benefit. Sunrise recognised income tax benefit of CHF 13.5 million during the nine-month period and an income tax expense of CHF 0.1 during the three-month period ended 30 September 2026 and income tax benefits of CHF 13.6 million during the nine-month period and CHF 1.6 million during the three-month period ended 30 September 2025. The income tax benefit in the nine-month period remained stable. The decrease in income tax benefit in the three-month period is primarily due to current tax expenses.

Net income (loss). Net loss increased CHF 1.7 million or 2.9% during the nine-month period and improved CHF 5.2 or 118.2%, from CHF 4.4 million loss to CHF 0.8 million income during the three-month period ended 30 September 2026, compared to the corresponding periods in 2025, due to the aforementioned changes in the above items.

19 **Q3 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

Adjusted EBITDAaL. Adjusted EBITDAaL is the primary measure used by the Sunrise chief operating decision maker to evaluate segment operating performance. Consolidated Adjusted EBITDAaL is reconciled to net income (loss) (the most directly comparable IFRS financial measure) within the section Summary Financial Information and Operating Data. Consolidated Adjusted EBITDAaL is a non-IFRS measure, which readers should view as a supplement to, and not a substitute for, IFRS measures of performance included in the Interim Consolidated Statements of Income or Loss. The following table sets out the Adjusted EBITDAaL of the reportable segments of Sunrise, as well as its Consolidated Adjusted EBITDAaL:

	Nine months ended 30 September		Increase (decrease)	Three months ended 30 September		Increase (decrease)
CHF in millions, except percentages	**2026**	**2025**	**%**	**2026**	**2025**	**%**
Residential Customers	830.9	878.1	(5.4)	280.6	302.4	(7.2)
Business Customers & Wholesale	326.2	317.7	2.7	113.8	110.3	3.2
Infrastructure & Support Functions	(402.0)	(431.6)	6.9	(129.6)	(142.6)	9.1
Total	**755.1**	**764.2**	**(1.2)**	**264.8**	**270.1**	**(2.0)**

Adjusted EBITDAaL margin. The following table sets out the Adjusted EBITDAaL margins (Adjusted EBITDAaL divided by revenue) of each of the reportable segments:

	Nine months ended 30 September		Three months ended 30 September	
	2026	**2025**	**2026**	**2025**
Residential Customers	54.6%	56.3%	55.2%	58.3%
Business Customers & Wholesale	51.2%	50.8%	52.0%	51.0%
Infrastructure & Support Functions	N.M.	N.M.	N.M.	N.M.

N.M. — not meaningful

The discussion of indirect costs below reflects the Adjusted EBITDAaL view and therefore excludes share-based compensation, restructuring and other items. As a result, movements discussed below may differ from the trends described in the expense categories above.

Residential Customers. Total Residential Customers Adjusted EBITDAaL decreased CHF 47.2 million or 5.4% during the nine-month period ended 30 September 2026, compared to the corresponding period in 2025, primarily due to the net effect of (i) the aforementioned decrease in revenue of CHF 39.9 million or 2.6%, (ii) the aforementioned increase in direct costs of CHF 11.8 million or 3.3%, (iii) a decrease in indirect costs of CHF 6.1 million or 2.1%, primarily driven by lower underlying personnel expenses and other operating expenses, partially offset by lower underlying other operating income and capitalised labour after excluding share-based compensation, restructuring and other items and (iv) an increase in lease-related expenses of CHF 1.6 million or 4.2%. The Adjusted EBITDAaL margin decreased by 1.7% during the nine-month period ended 30 September 2026, compared to the corresponding period in 2025, due to a higher relative decrease in Adjusted EBITDAaL compared to revenue.

Total Residential Customers Adjusted EBITDAaL decreased CHF 21.8 million or 7.2% during the three-month period ended 30 September 2026, compared to the corresponding period in 2025, primarily due to the net effect of (i) the aforementioned decrease in revenue of CHF 11.0 million or 2.1%, (ii) the aforementioned increase in direct costs of CHF 8.2 million or 6.9%, (iii) an increase in indirect costs of CHF 1.9 million or 2.2%, primarily driven by higher underlying other operating expenses and personnel expenses and lower underlying other operating income and capitalised labour after excluding share-based compensation, restructuring and other items and (iv) an increase in lease-related expenses of CHF 0.7 million or 5.5%. The Adjusted EBITDAaL margin decreased by 3.1% during the three-month period

20 **Q3 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements ended 30 September 2026, compared to the corresponding period in 2025, due to a higher or 28.1%. The Adjusted EBITDAaL margin increased by 1.0% during the three-month period relative decrease in Adjusted EBITDAaL compared to revenue. ended 30 September 2026, compared to the corresponding period in 2025, due to a higher relative increase in Adjusted EBITDAaL compared to revenue. Business Customers & Wholesale. Total Business Customers & Wholesale Adjusted EBITDAaL increased CHF 8.5 million or 2.7% during the nine-month period ended Infrastructure & Support Functions. Total Infrastructure and Support Functions Adjusted 30 September 2026, compared to the corresponding period in 2025, primarily due to the net EBITDAaL improved CHF 29.6 million or 6.9% during the nine-month period ended effect of (i) the aforementioned increase in revenue of CHF 12.4 million or 2.0%, (ii) the 30 September 2026, compared to the corresponding period in 2025, primarily due to the net aforementioned increase in direct costs of CHF 3.8 million or 1.8%, (iii) a decrease in indirect effect of (i) the aforementioned increase in revenue of CHF 0.6 million or 6.7%, (ii) the costs of CHF 2.4 million or 2.8%, primarily driven by lower underlying personnel expenses and aforementioned decrease in direct costs of CHF 2.9 million or 24.4%, (iii) a decrease in other operating expenses and higher underlying other operating income and capitalised indirect costs of CHF 14.2 million or 4.3%, primarily driven by lower underlying other operating labour after excluding share-based compensation, restructuring and other items and (iv) an expenses partially offset by higher underlying personnel expenses and lower underlying other increase in lease-related expenses of CHF 2.5 million or 27.2%. The Adjusted EBITDAaL operating income and capitalised labour after excluding share-based compensation, margin increased by 0.4% during the nine-month period ended 30 September 2026, restructuring and other items and (iv) a decrease in lease-related expenses of CHF 11.9 million compared to the corresponding period in 2025, due to a higher relative increase in Adjusted or 12.4%. EBITDAaL compared to revenue. Total Infrastructure and Support Functions Adjusted EBITDAaL improved CHF 13.0 million or Total Business Customers & Wholesale Adjusted EBITDAaL increased CHF 3.5 million or 3.2% 9.1% during the three-month period ended 30 September 2026, compared to the during the three-month period ended 30 September 2026, compared to the corresponding corresponding period in 2025, primarily due to the net effect of (i) the aforementioned period in 2025, primarily due to the net effect of (i) the aforementioned increase in revenue decrease in revenue of CHF 0.6 million or 10.7%, (ii) the aforementioned decrease in direct of CHF 2.7 million or 1.2%, (ii) the aforementioned decrease in direct costs of CHF 1.3 million costs of CHF 1.3 million or 23.6%, (iii) a decrease in indirect costs of CHF 6.7 million or 6.0%, or 1.7%, (iii) a decrease in indirect costs of CHF 0.4 million or 1.6%, primarily driven by lower primarily driven by lower underlying other operating expenses partially offset by higher underlying personnel expenses and other operating expenses and higher underlying other underlying personnel expenses and lower underlying other operating income and capitalised operating income and capitalised labour after excluding share-based compensation, labour after excluding share-based compensation, restructuring and other items and (iv) a restructuring and other items and (iv) an increase in lease-related expenses of CHF 0.9 million decrease in lease-related expenses of CHF 5.6 million or 17.6%. 21 Q3 Financial Results 2026 I Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

Liquidity and capital resources

Sources and uses of cash

Cash and cash equivalents
At 30 September 2026, Sunrise had cash and cash equivalents of CHF 98.8 million, most of which were held by its subsidiaries. The terms of the instruments governing the indebtedness of certain of these subsidiaries may restrict the ability of Sunrise to access the liquidity of these subsidiaries. In addition, its ability to access the liquidity of its subsidiaries may be limited by tax, legal considerations and other factors.

Corporate liquidity of Sunrise
As Sunrise typically does not hold significant amounts of cash and cash equivalents at the corporate level, its primary source of corporate liquidity consists of, subject to the restrictions noted above, proceeds in the form of distributions or loans from its subsidiaries. From time to time, Sunrise may also supplement its sources of corporate liquidity with net proceeds received in connection with the issuance of debt instruments. No assurance can be given that any external funding will be available on favourable terms, or at all.

The corporate liquidity requirements of Sunrise include (i) corporate general and administrative expenses, (ii) interest payments on the Sunrise Holding Senior Notes and (iii) dividends and other returns of capital. From time to time, Sunrise may also require cash in connection with (i) the repayment of third-party debt (including the repurchase or exchange of outstanding debt securities in the open market or privately-negotiated transactions), (ii) the satisfaction of contingent liabilities, (iii) acquisitions, (iv) other investment opportunities or (v) income tax payments.

Liquidity of consolidated operating entities
In addition to cash and cash equivalents, the primary source of liquidity of consolidated operating entities is cash provided by operations and any borrowing availability under the Sunrise Holding Bank Facility. The liquidity of the consolidated operating entities of Sunrise is generally used to fund (i) property and equipment additions, (ii) debt-service requirements, (iii) payments required by derivative instruments and (iv) payments associated with defined-benefit plans, and to settle certain commitments. In this regard, Sunrise has significant commitments related to certain operating costs associated with networks, purchase obligations associated with customer-premises equipment (CPE), certain service-related commitments, programming-studio output and sport-rights contracts. These obligations are expected to represent a significant liquidity requirement of Sunrise consolidated operating entities, a significant portion of which is due over the next 12 to 24 months.

From time to time, the consolidated operating entities of Sunrise may also require liquidity in connection with (i) acquisitions and other investment opportunities, (ii) loans and capital distributions to their intermediate holding companies or (iii) the satisfaction of contingent liabilities. No assurance can be given that any external funding will be available to its consolidated operating entities on favourable terms, or at all. For additional information please refer to Sunrise's Interim Consolidated Statements of Cash Flows.

Capitalisation
At 30 September 2026, the carrying amount of Sunrise of Sunrise consolidated third-party debt, together with accrued interest, totalled CHF 4.6 billion, including CHF 0.5 billion that is classified as current in the Interim Consolidated Statement of Financial Position. Sunrise's third-party debt has an extended maturity profile, with approximately 73% maturing after 2031[1]. Please refer to Note 10 of the Interim Consolidated Financial Statements for further details on the Group's financing arrangements.

As of 30 September 2026, Sunrise was in compliance with its debt covenants. In addition, Sunrise does not anticipate any instances of non-compliance with respect to any debt covenants that would have a material adverse impact on its liquidity during the next 12 months.

Sunrise believes it has sufficient resources to repay or refinance the current portion of its debt and lease obligations and to fund foreseeable liquidity requirements during the next 12 months. However, as maturing debt grows in later years, Sunrise anticipates it will seek to refinance or otherwise extend its debt maturities. No assurance can be given that Sunrise will be able to complete these refinancing transactions or otherwise extend its debt maturities. In this regard, it is not possible to predict how political and economic conditions, sovereign-debt concerns or any adverse regulatory developments could impact the credit markets Sunrise accesses and, accordingly, its future liquidity and financial position. The ability of Sunrise to access debt financing on favourable terms, or at all, could be adversely impacted by (i) the financial failure of any of its counterparties, which could reduce amounts available under committed credit facilities and adversely impact its ability to access cash deposited with any failed financial institution and (ii) any tightening of the credit markets. In addition, sustained or increased competition, particularly in combination with adverse economic or

[1] Excludes vendor financing, accrued interest and principal settlements relating to cross-currency and other derivative instruments.

22 **Q3 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

regulatory developments, could have an unfavourable impact on Sunrise cash flows and liquidity.

Interim Consolidated Statements of Cash Flows

Period ended 30 September 2026 compared to period ended 30 September 2025

Summary. The interim consolidated statements of cash flows for the periods ended 30 September 2026 and 2025, are summarised as follows:

	Nine months ended 30 September		Change	Three months ended 30 September		Change
CHF in millions	**2026**	**2025**	**CHF**	**2026**	**2025**	**CHF**
Net cash provided by operating activities	701.6	753.7	(52.1)	234.5	292.1	(57.6)
Net cash used in investing activities	(167.7)	(373.0)	205.3	(39.1)	(95.8)	56.7
Net cash used in financing activities	(708.6)	(576.2)	(132.4)	(197.0)	(174.1)	(22.9)
Effect of exchange rate changes on cash	0.3	(0.6)	0.9	0.6	(0.3)	0.9
Net decrease in cash and cash equivalents	**(174.4)**	**(196.1)**	**21.7**	**(1.0)**	**21.9**	**(22.9)**

Operating activities. The decrease in net cash provided by operating activities in both periods is primarily attributable to changes in cash provided by working-capital items.

Investing activities. The decrease in net cash used by investing activities in both periods is primarily attributable to lower capital expenditures of CHF 201.7 million in the nine-month period and CHF 56.1 million in the three-month period, primarily due to increased spend related to assets acquired under vendor financing, the timing of payments for capital-related accrued liabilities and by lower property, plant and equipment and intangible asset additions.

The capital expenditures Sunrise reports in its interim consolidated statements of cash flows do not include amounts that are financed under capital-related vendor financing. Instead, these amounts are reflected as non-cash additions to property and equipment when the underlying assets are delivered and as repayments of debt when the principal is repaid. A reconciliation of Sunrise consolidated property and equipment additions to the capital expenditures reported in the interim consolidated statements of cash flows is set out below:

23 **Q3 Financial Results 2026 I** Financial Review

Financial Review Consolidated Statements Notes to the Consolidated Statements

	Nine months ended 30 September		Change	Three months ended 30 September		Change
CHF in millions	**2026**	**2025**	**CHF**	**2026**	**2025**	**CHF**
Property, plant and equipment and intangible asset additions	323.3	365.6	(42.3)	88.1	106.1	(18.0)
Mergers and acquisitions (asset deals)	—	5.8	(5.8)	—	2.8	(2.8)
Ice-hockey rights	—	218.7	(218.7)	—	218.7	(218.7)
Assets acquired under vendor financing	(187.1)	(48.3)	(138.8)	(67.0)	(16.4)	(50.6)
Changes in current liabilities related to capital expenditures (including related-party amounts)	31.0	(172.9)	203.9	17.8	(216.2)	234.0
Capital expenditures	**167.2**	**368.9**	**(201.7)**	**38.9**	**95.0**	**(56.1)**

The decrease in property, plant and equipment and intangible asset additions during the nine-month period ended 30 September 2026, compared to the corresponding period in 2025, is primarily attributable to (i) lower spend for coverage, (ii) lower spend for capacity upgrades, (iii) fewer expenditures for customer-premises equipment, (iv) lower spend for product & enablers and (v) lower baseline. During the nine-month periods ended 30 September 2026 and 2025, Sunrise property, plant and equipment and intangible asset additions represented 14.9% and 16.7% of revenue, respectively.

The decrease in property, plant and equipment and intangible asset additions during the three-month period ended 30 September 2026, compared to the corresponding period in 2025, is primarily attributable to (i) lower spend for capacity upgrades, (ii) lower spend for product & enablers, (iii) lower spend for coverage, (iv) fewer expenditures for customer-premises equipment and (v) lower baseline. During the three-month periods ended 30 September 2026 and 2025, Sunrise property, plant and equipment and intangible asset additions represented 12.0% and 14.3% of revenue, respectively.

Financing activities. The increase in net cash used by financing activities is primarily attributable to the net effect of (i) a decrease in cash received in the form of debt borrowings of CHF 254.4 million in the nine-month period, (ii) a decrease in cash used for repayments of debt of CHF 166.0 million in the nine-month period, (iii) a decrease in cash paid for principal-related derivative instruments of CHF 57.7 million in the nine-month period, partially offset by an increase of CHF 10.0 million in the three-month period, (iv) a decrease in vendor financing additions of CHF 64.0 million in the nine-month period and CHF 14.4 million in the three-month period, (v) an increase in cash paid for vendor financing of CHF 28.0 million in the nine-month period, partially offset by a decrease of CHF 17.5 million in the three-month period, (vi) an increase in cash received for interest-related derivative instruments of CHF 28.3 million in the nine-month period and CHF 3.0 million in the three-month period and (vii) an increase in cash paid for interest of CHF 26.8 million in the nine-month period and CHF 19.2 million in the three-month period.

24 **Q3 Financial Results 2026 I** Financial Review

Financial Review
Consolidated Statements
Notes to the Consolidated Statements

Quantitative and qualitative disclosures about market risk

Sunrise is exposed to market risk in the normal course of business operations due to its ongoing investing and financing activities. Market risk refers to the risk of loss arising from adverse changes in foreign-currency exchange rates and interest rates.

The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future profits. Sunrise has established policies, procedures and processes governing the management of market risks and the use of derivative instruments to manage exposure to such risks.

Cash
Sunrise invests its cash in highly liquid instruments that meet high credit-quality standards. At 30 September 2026, substantially all of the consolidated cash balance of Sunrise was denominated in Swiss francs.

Projected cash flows associated with derivative instruments
The following table provides information regarding the projected cash flows associated with derivative instruments. The Swiss-franc equivalents presented below are based on interest-rate projections and exchange rates as of 30 September 2026. These amounts are presented for illustrative purposes only and will likely differ from the actual cash payments or receipts required in future periods.

	Payments (receipts) due during:								
CHF in millions	Remainder of 2026	2027	2028	2029	2030	2031	2032	2033	Total
Projected derivative cash payments (receipts), net:									
Interest-related[1]	—	(104.9)	(110.9)	(85.2)	(69.7)	(55.5)	(27.3)	—	(453.5)
Principal-related[2]	—	—	58.1	184.8	(12.3)	5.0	95.5	—	331.1
Other[3]	(2.8)	(8.3)	—	—	—	—	—	—	(11.1)
Total	**(2.8)**	**(113.2)**	**(52.8)**	**99.6**	**(82.0)**	**(50.5)**	**68.2**	**—**	**(133.5)**

[1] Includes (i) the cash flows of interest-rate cap, floor and swap contracts and (ii) the interest-related cash flows of cross-currency and interest-rate swap contracts.
[2] Includes the principal-related cash flows of cross-currency swap contracts.
[3] Includes amounts related to foreign-currency forward contracts.

25 **Q3 Financial Results 2026 I** Financial Review

Financial Review Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements 26 Q3 Financial Results 2026 I Financial Review

Financial Review | Consolidated Statements | Notes to the Consolidated Statements

Consolidated Statements

Interim Consolidated Statements of Income or Loss (Unaudited)

	Note	Nine months ended 30 September		Three months ended 30 September	
CHF in millions		**2026**	**2025**	**2026**	**2025**
Revenue	5	2,167.7	2,194.6	732.0	740.9
Direct costs		(590.2)	(577.5)	(207.1)	(201.5)
Personnel expenses[2]		(310.0)	(322.9)	(97.8)	(103.8)
Other operating income and capitalised labour	6	45.5	47.2	15.4	15.9
Other operating expenses	6	(483.4)	(480.6)	(152.2)	(149.8)
Depreciation of right-of-use assets		(90.5)	(97.4)	(28.6)	(32.4)
Depreciation and amortisation		(653.9)	(679.6)	(222.1)	(223.4)
Operating income		**85.2**	**83.8**	**39.6**	**45.9**
Financial income	11	223.2	421.4	164.6	26.6
Financial expenses	11	(385.6)	(582.7)	(204.0)	(79.0)
Share of gains of equity method investments		2.7	4.6	0.7	0.5
Income (loss) before taxes		**(74.5)**	**(72.9)**	**0.9**	**(6.0)**
Income tax benefit/(expense)		13.5	13.6	(0.1)	1.6
Net income (loss)		**(61.0)**	**(59.3)**	**0.8**	**(4.4)**
Attributable to:					
Sunrise Communications AG shareholders		(63.8)	(62.1)	(0.2)	(5.4)
Non-controlling interests		2.8	2.8	1.0	1.0
Earnings (loss) per share					
Basic and diluted (loss) per share of class A	7	(0.9)	(0.9)	(0.0)	(0.1)
Basic and diluted (loss) per share of class B	7	(0.1)	(0.1)	(0.0)	(0.0)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

[2] Excludes restructuring charge (see Note 6).

27 **Q3 Financial Results 2026 I** Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Interim Consolidated Statements of Comprehensive Income or Loss (Unaudited) Nine months ended 30 September Three months ended 30 September CHF in millions 2026 2025 2026 2025 Net income (loss) (61.0) (59.3) 0.8 (4.4) Items that are or may be reclassified to the statement of income or loss Foreign currency translation adjustments 0.3 0.0 0.0 0.0 Items that will not be reclassified to the statement of income or loss Pension-related adjustments (2.2) 3.5 (0.4) (1.1) Related tax 0.4 (0.5) 0.1 0.3 Other comprehensive income (loss), net of taxes (1.5) 3.0 (0.3) (0.8) Attributable to: Sunrise Communications AG shareholders (1.7) 2.8 (0.5) (0.8) Non-controlling interests 0.2 0.2 0.2 0.0 Total comprehensive income (loss), net of taxes (62.5) (56.3) 0.5 (5.2) Attributable to: Sunrise Communications AG shareholders (65.5) (59.3) (0.7) (6.2) Non-controlling interests 3.0 3.0 1.2 1.0 The accompanying notes are an integral part of these interim condensed consolidated financial statements. 28 Q3 Financial Results 2026 I Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Interim Consolidated Statements of Financial Position (Unaudited) Note 30 September 31 December CHF in millions 2026 2025 Assets Current assets: Cash and cash equivalents 98.8 273.2 Trade receivables 360.2 330.7 Financial assets 12 124.8 140.9 Tax receivables 0.0 5.5 Other current assets 8 295.5 270.6 Total current assets 879.3 1,020.9 Non-current assets: Property, plant and equipment 2,220.3 2,231.6 Goodwill 6,012.7 6,012.7 Intangible assets 616.2 934.5 Right-of-use assets 1,379.6 1,367.9 Financial assets 12 13.2 9.6 Investments 29.3 30.0 Deferred tax assets 18.2 15.3 Other non-current assets 8 80.9 102.2 Total non-current assets 10,370.4 10,703.8 Total assets 11,249.7 11,724.7 29 Q3 Financial Results 2026 I Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Note 30 September 31 December CHF in millions 2026 2025 Liabilities and Equity Liabilities Current liabilities: Accounts payable 239.8 328.7 Lease liabilities 187.2 181.4 Financial liabilities 12 524.1 558.8 Provisions 17.6 2.9 Tax liabilities 18.4 11.4 Other current liabilities 8 407.7 456.9 Total current liabilities 1,394.8 1,540.1 Non-current liabilities: Lease liabilities 1,084.5 1,095.8 Financial liabilities 12 4,640.9 4,598.0 Provisions 68.7 67.3 Defined benefit obligations 1.3 1.8 Deferred tax liabilities 69.2 115.4 Other non-current liabilities 8 211.9 230.6 Total non-current liabilities 6,076.5 6,108.9 Total liabilities 7,471.3 7,649.0 Equity: Ordinary share capital 7.4 7.4 Treasury shares 0.0 (0.1) Reserves 3,745.0 4,042.2 Equity attributable to the shareholders 3,752.4 4,049.5 Non-controlling interests 26.0 26.2 Total equity 3,778.4 4,075.7 Total liabilities and equity 11,249.7 11,724.7 The accompanying notes are an integral part of these interim condensed consolidated financial statements. 30 Q3 Financial Results 2026 I Consolidated Statements

Financial Review | Consolidated Statements | Notes to the Consolidated Statements

Interim Consolidated Statements of Changes in Equity (Unaudited)

CHF in millions	Ordinary share capital	Treasury stock	Other reserves	Currency translation reserve	Actuarial gains/ (losses) from defined benefit plans, net of taxes	Total equity attributable to shareholders	Non-controlling interests	Total equity
Balance at 1 January, 2025	**7.2**	**(0.1)**	**4,615.9**	**(263.6)**	**1.4**	**4,360.8**	**26.1**	**4,386.9**
Net income (loss)	—	—	(62.1)	—	—	(62.1)	2.8	(59.3)
Other comprehensive income (loss), net of taxes	—	—	—	—	2.8	2.8	0.2	3.0
Total comprehensive income (loss)	**—**	**—**	**(62.1)**	**—**	**2.8**	**(59.3)**	**3.0**	**(56.3)**
Issuance of shares	0.2	(0.2)	—	—	—	—	—	—
Share-based compensation	—	0.1	34.8	—	—	34.9	—	34.9
Repayment out of capital contribution reserves	—	—	(240.4)	—	—	(240.4)	—	(240.4)
Other capital contributions (distributions)	—	—	(0.8)	—	—	(0.8)	(3.5)	(4.3)
Balance at 30 September, 2025	**7.4**	**(0.2)**	**4,347.4**	**(263.6)**	**4.2**	**4,095.2**	**25.6**	**4,120.8**
Balance at 1 January, 2026	**7.4**	**(0.1)**	**4,302.1**	**(263.6)**	**3.7**	**4,049.5**	**26.2**	**4,075.7**
Net income (loss)	—	—	(63.8)	—	—	(63.8)	2.8	(61.0)
Other comprehensive income (loss), net of taxes	—	—	—	0.3	(2.0)	(1.7)	0.2	(1.5)
Total comprehensive income (loss)	**—**	**—**	**(63.8)**	**0.3**	**(2.0)**	**(65.5)**	**3.0**	**(62.5)**
Share-based compensation	—	0.1	19.2	—	—	19.3	—	19.3
Repayment out of capital contribution reserves	—	—	(250.9)	—	—	(250.9)	—	(250.9)
Dividend distribution to NCI	—	—	—	—	—	—	(3.2)	(3.2)
Balance at 30 September, 2026	**7.4**	**—**	**4,006.6**	**(263.3)**	**1.7**	**3,752.4**	**26.0**	**3,778.4**

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

31 **Q3 Financial Results 2026 I** Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Interim Consolidated Statements of Cash Flows (Unaudited) Nine months ended 30 September Three months ended 30 September CHF in millions 2026 2025 2026 2025 Cash flows from operating activities: Net income (loss) (61.0) (59.3) 0.8 (4.4) Income tax expense/(benefit) (13.5) (13.6) 0.1 (1.6) Share-based compensation expense 22.4 39.4 8.0 15.9 Depreciation of right-of-use assets 90.5 97.4 28.6 32.4 Depreciation and amortisation 653.9 679.6 222.1 223.4 Restructuring and other 38.6 7.3 10.1 0.2 Share of gains of equity method (2.7) (4.6) (0.7) (0.5) Financial income (223.2) (421.4) (164.6) (26.6) Financial expenses 385.6 582.7 204.0 79.0 Dividends received 3.4 3.3 3.4 3.3 Interest received — 2.4 — 0.9 Tax refunds 4.9 — 4.1 — Taxes paid (27.8) (32.3) (19.1) (11.1) Proceeds from sale of trade receivables 39.3 — — — Changes in operating assets and liabilities (208.8) (127.2) (62.3) (18.8) Net cash provided by operating activities 701.6 753.7 234.5 292.1 Cash flows from investing activities: Capital expenditures (167.2) (368.9) (38.9) (95.0) Advances to related parties (0.5) — (0.2) — Cash paid for other investing activities — (4.1) — (0.8) 32 Q3 Financial Results 2026 I Consolidated Statements

Financial Review | Consolidated Statements | Notes to the Consolidated Statements

	Nine months ended 30 September		Three months ended 30 September	
CHF in millions	**2026**	**2025**	**2026**	**2025**
Net cash used in investing activities	**(167.7)**	**(373.0)**	**(39.1)**	**(95.8)**
Cash flows from financing activities:				
Interest paid	(267.4)	(240.6)	(123.9)	(104.7)
Net cash received (paid) for interest related derivative instruments	72.9	44.6	42.2	39.2
Repayment out of capital contribution reserves to Sunrise Communications AG shareholders	(250.9)	(240.4)	—	—
Borrowing of debt	641.6	896.0	531.6	—
Vendor financing additions	239.7	303.7	100.9	115.3
Repayments of debt	(641.6)	(807.6)	(531.6)	—
Principal payments on vendor financing	(372.8)	(344.8)	(153.1)	(170.6)
Payment of lease liabilities	(107.1)	(100.3)	(47.9)	(45.6)
Payment of financing costs and debt premiums	(8.3)	(15.6)	(4.7)	(6.4)
Net cash received (paid) for principal related derivative instruments	(10.3)	(68.0)	(10.0)	—
Cash (paid) for other financing activities	(4.4)	(3.2)	(0.5)	(1.3)
Net cash used in financing activities	**(708.6)**	**(576.2)**	**(197.0)**	**(174.1)**
Net (decrease) in cash and cash equivalents:	(174.7)	(195.5)	(1.6)	22.2
Cash and cash equivalents at the beginning of the period	273.2	351.8	99.8	133.8
Effect of exchange rate changes on cash	0.3	(0.6)	0.6	(0.3)
Cash and cash equivalents at the end of the period	**98.8**	**155.7**	**98.8**	**155.7**

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

33 **Q3 Financial Results 2026 I** Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Notes to the Unaudited Interim Condensed Consolidated Financial Statements (1) General Information Sunrise Communications AG is a public company incorporated, domiciled and registered in Switzerland. The registered office of Sunrise Communications AG is located at Glattpark (Opfikon), Thurgauerstrasse 101b, 8152, Switzerland. These unaudited interim condensed consolidated financial statements for the three-month and nine-month periods ended 30 September 2026 and 30 September 2025 cover Sunrise Communications AG, as parent company, and its subsidiaries (hereinafter collectively referred to as 'Sunrise' or 'the Group'). The Sunrise principal operating company, Sunrise GmbH, is a full-range telecommunications provider in Switzerland, offering mobile voice and data, landline services (retail and wholesale voice, business and integration services), video and landline Internet including Internet Protocol Television (IPTV) services to both residential and business customers as well as to other operators. Sunrise has its own national backbone landline and IP network and its own mobile network based on 4G and 5G technologies. In connection with the services it provides, Sunrise also resells handsets manufactured by third-party suppliers. These unaudited interim condensed consolidated financial statements reflect Sunrise's consideration of the accounting and disclosure implications of subsequent events through 10 November 2026. 34 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements (2) Basis of Preparation These condensed Consolidated Interim Financial Statements for the three months and nine months ended 30 September 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the last Annual Consolidated Financial Statements of Sunrise as at and for the year ended 31 December 2025 ('last annual financial statements'). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to explain events and transactions that are significant for an understanding of the changes in the Sunrise financial position and performance since the last annual financial statements. In preparing these Interim Condensed Consolidated Financial Statements, management has made judgements and estimates about the future that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying Sunrise accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements. The following table summarises the principal exchange rates used by Sunrise (shown against CHF): 30 September 31 December 30 September 2026 2025 2025 Spot rates: Euro 1.0739 1.0559 1.0704 US Dollar 1.2603 1.1974 1.2580 Nine months ended 30 September Three months ended 30 September 2026 2025 2026 2025 Average rates: Euro 1.0828 1.0651 1.0698 1.0695 US Dollar 1.2573 1.1919 1.2309 1.2497 35 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements (3) Material Accounting Policies These Interim Condensed Consolidated Financial Statements were prepared in accordance with the accounting policies described in the last annual financial statements and the amendments effective as of 1 January 2026 which are described below. Sunrise has not adopted early any standard, interpretation or amendment that has been issued but is not yet effective. Three new amendments exist for the first time in 2026, but are not applicable to these Consolidated Interim Financial Statements. Standard Name Effective from Amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments 1 January, 2026 Amendments to IFRS 1, 7, 9, 10 and IAS 7 Annual Improvements to IFRS Accounting Standards 1 January, 2026 Amendments to IFRS 9 and IFRS 7 Contracts Referencing Nature-dependent Electricity 1 January, 2026 As disclosed in the Group’s annual consolidated financial statements, the Group is assessing the impact of IFRS 18, which is effective from 1 January 2027. The Group continues to evaluate its impact. 36 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements communications to Internet and data services as well as integration services to (4) Segment Reporting various business areas: small office and home office, small and medium-size For management purposes, Sunrise is organised into business units which reflect the managed enterprises and large corporate clients. The wholesale product portfolio different customer groups to which Sunrise provides its telecommunications products and covers voice, data, Internet and infrastructure services such as carrier and roaming services, and has the following three operating segments, which are its reportable segments: services, which are marketed to business customers. • Residential Customers • Infrastructure & Support Functions: • Business Customers & Wholesale Activities comprise support units such as network, IT and operations as well as staff • Infrastructure & Support Functions functions like finance, human resources and strategy. The Board of Directors assumes the role of the Chief Operating Decision Maker ('CODM') and Performance is measured based on Adjusted EBITDAaL as included in the internal financial monitors the operating results of the segments Residential Customers, Business Customers & reports reviewed by the CODM. This is considered an adequate measure of the operating Wholesale and Infrastructure & Support Functions separately for the purpose of making performance of the segments reported to the CODM for the purposes of resource allocation decisions about resource allocation and performance assessment. and performance assessment. Assets and liabilities are not allocated to operating segments in the management reports reviewed by the CODM, as the review focuses on adjusted Each of these segments engages in its particular business activity which is described below: EBITDAaL. Sunrise depreciation and amortisation of property, plant and equipment and intangible assets, share-based compensation, restructuring and other, finance income, • Residential Customers: finance expenses and income-tax expenses are reviewed on a total level, and are therefore Provides fixed-line and mobile services to residential end customers as well as sales not allocated to operating segments. As Sunrise mainly operates in Switzerland, no of handsets. Sunrise focuses on selling its products in the Swiss telecommunications geographical information is further presented. market by marketing bundled offers in fixed/Internet, mobile and IPTV. • Business Customers & Wholesale: Provides a full range of products and services, from fixed-line and mobile 37 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Nine months ended 30 September, 2026 Business Residential Infrastructure & CHF in millions Customers & Total Customers Support Functions Wholesale Total revenue 1,520.8 637.4 9.5 2,167.7 Direct costs (365.1) (216.1) (9.0) (590.2) 1 Indirect costs (285.0) (83.4) (318.5) (686.9) 2 Lease expense (39.8) (11.7) (84.0) (135.5) Adj. EBITDA after lease expense (EBITDAaL) 830.9 326.2 (402.0) 755.1 Depreciation and amortisation of property, plant and equipment and intangible assets (653.9) Share-based compensation (22.4) Restructuring and other (38.6) 3 Finance income/(expense) (114.7) Income tax benefit 13.5 Net income (loss) (61.0) 1 Includes other operating income and capitalised labour and excludes expenses for share-based compensation, restructuring and other. 2 Contains depreciation and interest expenses for lease arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line Indirect costs . 3 Includes share of gains (losses) of equity method investments and excludes interest expenses for leases, which are included in line Lease expense . 38 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements

CHF in millions	Nine months ended 30 September, 2025 Residential Customers	Business Customers & Wholesale	Infrastructure & Support Functions	Total
Total revenue	**1,560.7**	**625.0**	**8.9**	**2,194.6**
Direct costs	(353.3)	(212.3)	(11.9)	(577.5)
Indirect costs[1]	(291.1)	(85.8)	(332.7)	(709.6)
Lease expense[2]	(38.2)	(9.2)	(95.9)	(143.3)
Adj. EBITDA after lease expense (EBITDAaL)	**878.1**	**317.7**	**(431.6)**	**764.2**
Depreciation and amortisation of property, plant and equipment and intangible assets				(679.6)
Share-based compensation				(39.4)
Restructuring and other				(7.3)
Finance income/(expense)[3]				(110.8)
Income tax benefit				13.6
Net income (loss)				**(59.3)**

[1] Includes other operating income and capitalised labour and excludes expenses for share-based compensation, restructuring and other.
[2] Contains depreciation and interest expenses for lease arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line "Indirect costs".
[3] Includes share of gains (losses) of equity method investments and excludes interest expenses for leases, which are included in line "Lease expense".

39 **Q3 Financial Results 2026 I** Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Three months ended 30 September, 2026 Business Residential Infrastructure & CHF in millions Customers & Total Customers Support Functions Wholesale Total revenue 508.1 218.9 5.0 732.0 Direct costs (127.2) (75.7) (4.2) (207.1) 1 Indirect costs (86.9) (25.3) (104.2) (216.4) 2 Lease expense (13.4) (4.1) (26.2) (43.7) Adj. EBITDA after lease expense (EBITDAaL) 280.6 113.8 (129.6) 264.8 Depreciation and amortisation of property, plant and equipment and intangible assets (222.1) Share-based compensation (8.0) Restructuring and other (10.1) 3 Finance income/(expense) (23.7) Income tax (expense) (0.1) Net income (loss) 0.8 ¹ Includes other operating income and capitalised labour and excludes expenses for share-based compensation, restructuring and other. ² Contains depreciation and interest expenses for lease arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line Indirect costs . ³ Includes share of gains (losses) of equity method investments and excludes interest expenses for leases, which are included in line Lease expense . 40 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Three months ended 30 September, 2025 Business Residential Infrastructure & CHF in millions Customers & Total Customers Support Functions Wholesale Total revenue 519.1 216.2 5.6 740.9 Direct costs (119.0) (77.0) (5.5) (201.5) 1 Indirect costs (85.0) (25.7) (110.9) (221.6) 2 Lease expense (12.7) (3.2) (31.8) (47.7) Adj. EBITDA after lease expense (EBITDAaL) 302.4 110.3 (142.6) 270.1 Depreciation and amortisation of property, plant and equipment and intangible assets (223.4) Share-based compensation (15.9) Restructuring and other (0.3) 3 Finance income/(expense) (36.5) Income tax benefit 1.6 Net income (loss) (4.4) 1 Includes other operating income and capitalised labour and excludes expenses for share-based compensation, restructuring and other. 2 Contains depreciation and interest expenses for lease arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line Indirect costs . 3 Includes share of gains (losses) of equity method investments and excludes interest expenses for leases, which are included in line Lease expense . 41 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements (5) Revenue from Customers Revenue by major category and reportable segment is set forth below: Nine months ended 30 September, 2026 Business Residential Infrastructure & CHF in millions Customers & Total Customers Support Functions Wholesale Fixed: 682.7 361.3 — 1,044.0 Subscription 652.5 230.6 — 883.1 Non-subscription and hardware 30.2 130.7 — 160.9 Mobile: 758.7 267.8 — 1,026.5 Subscription 612.7 204.4 — 817.1 Non-subscription and hardware 146.0 63.4 — 209.4 Other 79.4 8.3 9.5 97.2 Total 1,520.8 637.4 9.5 2,167.7 Nine months ended 30 September, 2025 Business Residential Infrastructure & CHF in millions Customers & Total Customers Support Functions Wholesale Fixed: 734.9 365.5 — 1,100.4 Subscription 707.6 230.1 — 937.7 Non-subscription and hardware 27.3 135.4 — 162.7 Mobile: 747.1 256.1 — 1,003.2 Subscription 617.1 200.8 — 817.9 Non-subscription and hardware 130.0 55.3 — 185.3 Other 78.7 3.4 8.9 91.0 Total 1,560.7 625.0 8.9 2,194.6 42 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Three months ended 30 September, 2026 Business Residential Infrastructure & CHF in millions Customers & Total Customers Support Functions Wholesale Fixed: 223.3 121.9 — 345.2 Subscription 214.8 76.5 — 291.3 Non-subscription and hardware 8.5 45.4 — 53.9 Mobile: 258.1 93.1 — 351.2 Subscription 207.6 69.9 — 277.5 Non-subscription and hardware 50.5 23.2 — 73.7 Other 26.7 3.9 5.0 35.6 Total 508.1 218.9 5.0 732.0 Three months ended 30 September, 2025 Business Residential Infrastructure & CHF in millions Customers & Total Customers Support Functions Wholesale Fixed: 238.1 127.3 — 365.4 Subscription 230.7 76.7 — 307.4 Non-subscription and hardware 7.4 50.6 — 58.0 Mobile: 252.2 87.1 — 339.3 Subscription 209.0 67.6 — 276.6 Non-subscription and hardware 43.2 19.5 — 62.7 Other 28.8 1.8 5.6 36.2 Total 519.1 216.2 5.6 740.9 43 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Subscription revenue Sunrise recognises service revenue from mobile and fixed services over the contractual period. Installation or activation fees related to the services provided are deferred as contract liabilities and recognised over the contractual period. Revenue from the sale of prepaid services is deferred and recognised at the time of use. Discounts that can be allocated to service revenues are evenly distributed over the minimum contract binding period. Mobile subscriptions have no contract term beyond a 60-day notice period, whereas residential services require a minimum contract term of 12 months. For contracts combined with a promotion, the typical minimum contract term is 24 months. For B2B service contracts, the contract term is typically between one and five years. Non-subscription and hardware Non-subscription revenues include mainly revenue from hardware sales, which are recognised at point-in-time upon delivery. Revenue from carrier and roaming services offered to medium-size and large enterprises and from fixed-line and mobile services on a wholesale basis to other operators are recognised over the contractual period. Other Other revenue includes mainly fees and ancillary revenues. Reminder fees are recognised at a point-in-time when the fee becomes due. Net collectible fees earned from early termination of contracts are recognised when collected. Other revenue also includes revenue from sales of built-to-suit network sites which is recognised at point-in-time when the sites are available for use and legal ownership is transferred and it further includes revenue from subleases which is recognised over time. 44 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements

(6) Other Operating Income and Expenses

	Nine months ended 30 September		Three months ended 30 September	
CHF in millions	2026	2025[4]	2026	2025[4]
Marketing & commissions	(139.1)	(136.9)	(40.1)	(38.4)
Network related costs	(100.8)	(100.3)	(38.3)	(34.2)
Professional services	(45.4)	(51.9)	(15.4)	(15.9)
Facility & energy	(44.6)	(47.3)	(15.1)	(15.7)
IT expenses	(56.7)	(67.6)	(22.3)	(20.0)
Administration	(27.4)	(30.1)	(8.1)	(9.6)
Call centre services	(30.8)	(31.4)	(9.7)	(9.7)
Allowance for receivables	(14.6)	(13.1)	(3.9)	(5.7)
Restructuring expenses	(27.8)	(4.9)	—	—
Other expenses	3.8	2.9	0.7	(0.6)
Total other operating expenses	**(483.4)**	**(480.6)**	**(152.2)**	**(149.8)**
Capitalised labour as non-current assets	45.5	47.2	15.4	15.9
Total other operating income and capitalised labour	**45.5**	**47.2**	**15.4**	**15.9**

Other operating expenses
During the nine-month period ended 30 September 2026 expenditures for professional services decreased by CHF 6.5 million compared to the same period in 2025, primarily due to lower consultancy-related spend. IT expenses have decreased by CHF 10.9 million compared to the nine-month period ended 30 September 2025, primarily due to lower project-related spend. During the nine-month period ended 30 September 2026 restructuring expenses increased by CHF 22.9 million compared to the same period in 2025, mainly due to personnel expenses as a result of the restructuring in Q1 2026 which led to an employee reduction of 147. The other expenses are mainly driven by subsequent reductions in historic cost.

The categories disclosed for other operating expenses do not include expenses that were included in other financial-statement line items (such as personnel expenses or depreciation).

[4] Reclassified to conform with 2026 presentation of other operating expenses hierarchy (details on next page).

45 **Q3 Financial Results 2026 I** Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Changes in other operating expenses hierarchy As of Q4 2025, there have been adjustments in the other operating expenses hierarchy. This change reflects a refinement of the other operating expenses hierarchy based on the ways in which management analyses and steers the business. Consequently, the 2025 amounts shown in the table above include the following reclassifications: Nine months ended 30 September Three months ended 30 September CHF in millions 2025 2025 Marketing & commissions (0.1) (0.1) Network related costs 3.8 0.3 Professional services 15.2 5.1 Facility & energy 1.9 0.7 IT expenses (17.6) (4.5) Administration (4.4) (1.6) Call centre services (2.0) (0.5) Allowance for receivables 3.0 1.0 Restructuring expenses — — Other expenses 0.2 (0.4) Total other operating expenses —— 46 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements (7) Earnings Per Share The earnings-per-share calculation uses the weighted average number of shares in issue during the period. The equity awards granted but not yet vested do not impact the diluted earnings per share, as the effect is anti-dilutive for 2025 and 2026 due to the net loss of Sunrise for the nine months ended 30 September 2025 and 2026. Nine months ended 30 September, 2026 Three months ended 30 September, 2026 Class A Class B Class A Class B Allocation of net income (loss) attributable to Sunrise share classes (in CHF million) (61.6) (2.2) (0.2) (0.0) Weighted average number of shares outstanding 70,555,261 25,546,647 70,834,709 25,507,345 Adjusted weighted average of shares outstanding 70,555,261 25,546,647 70,834,709 25,507,345 Basic and diluted earnings (loss) per share (in CHF) (0.9) (0.1) (0.0) (0.0) Nine months ended 30 September, 2025 Three months ended 30 September, 2025 Class A Class B Class A Class B Allocation of net income (loss) attributable to Sunrise share classes (in CHF million) (59.9) (2.2) (5.2) (0.2) Weighted average number of shares outstanding 69,329,730 25,880,104 69,687,763 25,838,796 Adjusted weighted average of shares outstanding 69,329,730 25,880,104 69,687,763 25,838,796 Basic and diluted earnings (loss) per share (in CHF) (0.9) (0.1) (0.1) (0.0) 47 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements The number of shares outstanding is shown in absolute units below, rather than time-weighted units. 2026 Class A Class B Shares outstanding as of 31 December, 2025 70,108,614 25,805,386 Shares distributed from treasury shares 709,244 — Shares transferred between share classes 29,804 (298,041) Shares outstanding as of 30 September 70,847,662 25,507,345 2025 Class A Class B Shares outstanding as of 31 December, 2024 68,858,888 25,977,316 Shares distributed from treasury shares 839,627 — Shares transferred between share classes 13,852 (138,520) Shares Outstanding as of 30 September 69,712,367 25,838,796 48 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements (8) Other Operating Assets and Liabilities The details of other current and non-current assets and other current and non-current liabilities of Sunrise are set forth below: 30 September 31 December CHF in millions 2026 2025 Other assets - current: Third party receivables 36.4 37.9 Prepayments 113.5 83.9 Contract assets 5.5 5.0 Contract costs 66.9 64.5 Inventories 59.6 51.9 Other 13.6 27.4 Total 295.5 270.6 Other assets - non-current: Trade receivables 33.4 35.5 Prepayments 29.9 43.2 Contract assets 3.5 4.9 Contract costs 13.0 18.0 Other 1.1 0.6 Total 80.9 102.2 Other liabilities - current: Accrued other liabilities 217.1 252.7 Accrued capital expenditures 48.9 59.2 Accrued payroll and employee benefits 41.4 44.4 Deferred revenue 80.4 66.2 Other 19.9 34.4 Total 407.7 456.9 Other liabilities - non-current: Other 211.9 230.6 Total 211.9 230.6 49 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements Inventories Write-downs of inventories to the net realisable value totalled CHF 1.5 million at 30 September 2026 (Q3 YTD 2025: CHF 1.8 million). The value of inventories recognised as an expense in direct costs and other operating expenses totalled CHF 168.1 million (Q3 YTD 2025: CHF 124.0 million). No inventories were expected to be sold after more than one year. Property, plant and equipment and intangible assets During the nine-month period ended 30 September 2026 Sunrise acquired assets of CHF 323.3 million (thereof acquired under vendor financing CHF 187.1 million) (Q3 YTD 2025: CHF 590.1 million, thereof acquired under vendor financing CHF 48.3 million). Prepayments - non-current and current Non-current prepayments decreased CHF 13.3 million driven by network prepayments reclassified to current prepayments. Current prepayments increased by CHF 29.6 million driven by reclassification from non-current as well as new prepayments mainly relating to IT. Other liabilities - non-current and current As of 30 September 2026, the non-current liabilities balance related to broadcasting rights is CHF 206.5 million (31 December 2025: CHF 227.2 million). During the nine-month period ended 30 September 2026 deferred revenue increased by CHF 16.3 million primarily due to the annual advance billing of certain service arrangements, which typically occurs on a seasonal basis in the first quarter. 50 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements (9) Commitments and Contingencies The total contractual and purchase commitments as of 30 September 2026 amounted to CHF 678.1 million (31 December 2025: CHF 725.5 million ) including future investments in property, plant and equipment and intangible assets. Sunrise also has commitments pursuant to agreements with, and obligations imposed by, authorities, which may include obligations in certain markets to move aerial cable to underground ducts or to upgrade, rebuild or extend portions of the Sunrise broadband communication systems. Such amounts are not fixed or determinable. Sunrise is party to certain pending lawsuits and cases with public authorities and complaint boards. Based on a legal assessment of the possible outcome of each of these lawsuits and cases, management is of the opinion that these will not have a significant or adverse effect on the Sunrise statement of financial position. 51 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements (10) Borrowings The CHF equivalents of the components of third-party debt are as follows: 30 September, 2026 Principal amount 30 September 31 December Weighted Average Unused Borrowing 5 Interest Rate (%) Capacity 2026 2025 CHF in millions Sunrise Holding Bank facilities 6.74% 488.7 1,628.5 1,547.2 Sunrise Holding SPE notes 4.76% — 2,486.6 2,143.3 Sunrise Holding Senior notes 3.88% — — 268.0 Vendor financing 2.00% — 456.4 387.2 Total third-party debt before deferred financing costs, discounts, premiums and accrued interest 5.19% 488.7 4,571.5 4,345.7 The following table provides a reconciliation of total third-party debt before deferred financing costs, discounts, premiums and accrued interest to total debt including interest: 30 September 31 December 2026 2025 Total third-party debt before deferred financing costs, discounts, premiums and accrued interest: 4,571.5 4,345.7 Deferred financing costs, discounts and premiums, net (7.2) (8.5) Total carrying amount of third-party debt 4,564.3 4,337.2 Accrued interest on third-party debt 50.6 98.5 Total debt including interest 4,614.9 4,435.7 Current portion of debt 507.0 485.7 Non-current portion of debt 4,107.9 3,950.0 5 Represents the weighted average interest rate in effect at 30 September 2026 for all borrowings outstanding pursuant to each debt instrument, including any applicable margin. The interest rates presented represent stated rates and do not include the impact of derivative instruments, deferred financing costs, original issue premiums or discounts and commitment fees. Including the effects of derivative instruments, but excluding the impact of original issue premiums, discounts, deferred financing costs, vendor financing and commitment fees, the weighted average interest rate on Sunrise aggregate third-party variable- and fixed-rate indebtedness was 2.8% at 30 September 2026. The weighted average interest rate calculation includes principal amounts outstanding associated with all Sunrise secured and unsecured borrowings. 52 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements

Sunrise Holding Bank facility

The Sunrise Holding Bank facility is the senior secured credit facility of certain consolidated entities of Sunrise. The details of Sunrise borrowings under the Sunrise Holding Bank facility are summarised in the following tables:

Nine months ended 30 September, 2026

Sunrise Holding Bank facilities	Maturity	Interest Rate	Facility Amount (in Borrowing Currency)	Outstanding Principal Amount	Unused Borrowing Capacity	Carrying Value
			in millions		CHF millions	
AAA	15 February 2032	Term SOFR + 2.5%	$1,950.0	1,628.5	—	1,622.6
Revolving Facility	31 March 2031	SARON + 2.0%	CHF500.0	—	488.7	—
Total				**1,628.5**	**488.7**	**1,622.6**

Year ended 31 December, 2025

Sunrise Holding Bank facilities	Maturity	Interest Rate	Facility Amount (in Borrowing Currency)	Outstanding Principal Amount	Unused Borrowing Capacity	Carrying Value
			in millions		CHF millions	
AAA	15 February 2032	Term SOFR + 2.5%	$1,950.0	1,547.2	—	1,540.5
Revolving Facility	31 March 2031	SARON + 2.0%	CHF500.0	—	485.7	—
Total				**1,547.2**	**485.7**	**1,540.5**

The Sunrise Holding Revolving Facility provides for maximum borrowing capacity of CHF 500.0 million, including CHF 37.5 million under the related ancillary facility. With the exception of CHF 11.3 million of borrowings under the ancillary facility (which are blocked as financial guarantees), the Sunrise Holding Revolving Facility was undrawn at 30 September 2026.

Financing transactions

On 3 August 2026, the Group issued EUR 500.0 million of 5.000% Senior Secured Notes due 31 July 2033 through its subsidiary Sunrise HoldCo IV B.V. The notes were issued at 100% of par, bear interest at a fixed rate of 5.000% per annum payable semi-annually in arrears on 15 January and 15 July, and are listed on The International Stock Exchange. The proceeds were used to fully redeem EUR 287.9 million of 3.875% secured notes due 15 June 2029 issued by Sunrise HoldCo IV B.V. and to partially repay EUR 212.0 million of 3.625% Senior Secured Notes due 15 June 2029 issued by UPCB Finance VII Limited. Following the partial repayment, EUR 106.0 million of the latter notes remained outstanding.

On 13 February 2025, the Group refinanced USD 1,045 million of Facility AX and partially repaid EUR 177.6 million of Facility AY through the drawdown of a new USD 1,300 million term loan ("Facility AAA").

Under the terms of the Additional Facility AAA Accession Agreement to Sunrise Financing Partnership, Facility AAA was issued at 99.75% of par and bears interest at a rate of Term SOFR +2.50% (the Original Margin) per annum and is due on 15 February 2032.

53 **Q3 Financial Results 2026 I** Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements The Original Margin depends on meeting the conditions and targets in the Sunrise Sustainability Report and ESG Certificate. These must be shared with the Facility Agent from the financial year ending 31 December 2026 to 31 December 2031. The proceeds from Facility AAA were applied directly to settle the previous facilities and did not involve the movement of cash through the Group’s bank accounts. Consequently, the transaction's complete effect is not immediately apparent within the Statements of Cash Flows. On 6 May 2025 the Group cancelled the remaining EUR 10 million commitment under its former Facility A, and on 8 May 2025 it cancelled EUR 33.3 million of commitments under its former Facility B. On 30 June 2025 the Group amended Facility B, replacing the prior EUR 720.0 million revolving commitment (maturing September 2029) with a CHF 500 million facility (maturing March 2031), transitioning pricing from EURIBOR + 2.5% to SARON + 2.0%. On 28 May 2025, the Group issued EUR 550.0 million of Senior Secured Notes maturing 15 May 2032 through its subsidiary Sunrise FinCo I BV and applied the proceeds in full to refinance its existing Term Loans AU and AY. Under the Notes Subscription Agreement, the Notes were issued at 100% of par, bear interest at a fixed rate of 4.625% per annum payable semi‑annually in arrears on 15 January and 15 July, and are listed on The International Stock Exchange. On 9 October 2025, the Group issued EUR 385.0 million of additional 4.625% Senior Secured Notes maturing 15 May 2032 through its subsidiary Sunrise FinCo I BV and applied the proceeds to refinance existing debt, including Term Loan AT and a portion of the USD 5.5% Senior Notes due 2028. Under the Notes Subscription Agreement, the Notes were issued at 100.125% of par, bear interest at a fixed rate of 4.625% per annum payable semi-annually in arrears on 15 January and 15 July, and are listed on The International Stock Exchange. Concurrently, on 9 October 2025, the Group entered into an additional USD 650.0 million term loan under its Term Loan Facility AAA, maturing 15 February 2032, and applied the proceeds to refinance the remaining balance of Term Loan AT. On 13 November 2025, the Group fully redeemed USD 75.0 million of 5.5% Senior Notes due 2028 issued by its subsidiary Sunrise HoldCo IV BV. The redemption was made at par, and the outstanding principal balance of the notes was reduced to zero. Interest accrued at a fixed rate of 5.5% per annum was paid in connection with the redemption. On 10 December 2025, the Group partially repaid EUR 56.8 million of Senior Secured Notes due 2029 issued by its subsidiary UPCB Finance VII Limited. Following the repayment, the outstanding principal balance of the notes was reduced from EUR 374.9 million to EUR 318.1 million. Interest accrued at a fixed rate of 3.625% per annum was paid in connection with the repayment. All outstanding borrowings, other than vendor financing and accrued interest, are classified as non-current as of 30 September 2026. 54 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements

Nine months ended 30 September, 2026

Sunrise Holding SPE notes	Maturity	Interest Rate	Original Issue Amount	Outstanding principal amount: Borrowing Currency	Outstanding principal amount: CHF Equivalent	Carrying Value CHF
				in millions		
2031 Sunrise holding senior secured notes	15 July 2031	4.88%	$1,250.0	$1,230.0	1,027.2	1,026.8
UPCB finance VII euro notes	15 June 2029	3.63%	€600.0	€106.0	100.4	100.3
Sunrise FinCo I B.V. 4.625% 2032 (€)	15 May 2032	4.63%	€935.0	€935.0	885.5	884.9
Sunrise HoldCo IV B.V. 5.000% 2033	31 July 2033	5.00%	€500.0	€500.0	473.5	473.4
Total					**2,486.6**	**2,485.4**

Year ended 31 December, 2025

Sunrise Holding SPE notes	Maturity	Interest Rate	Original Issue Amount	Outstanding principal amount: Borrowing Currency	Outstanding principal amount: CHF Equivalent	Carrying Value CHF
				in millions		
2031 Sunrise holding senior secured notes	15 July 2031	4.88%	$1,250.0	$1,230.0	975.9	975.5
UPCB finance VII euro notes	15 June 2029	3.63%	€600.0	€318.1	296.3	295.8
Sunrise FinCo I B.V. 4.625% 2032 (€)	15 May 2032	4.63%	€935.0	€935.0	871.1	870.0
Total					**2,143.3**	**2,141.3**

The Sunrise holding SPE notes are non-callable prior to their respective call date (as specified under the applicable indenture). If, however, at any time prior to the applicable call date, all or a portion of the loans under the related Funded Facility are voluntarily prepaid (an 'SPE Early Redemption Event'), then the Sunrise Holding SPE will be required to redeem an aggregate principal amount of its respective Sunrise holding SPE notes equal to the aggregate principal amount of the loans prepaid under the relevant Funded Facility. In general, the redemption price payable

55 **Q3 Financial Results 2026 I** Notes to the Consolidated Statements

Financial Review | Consolidated Statements | Notes to the Consolidated Statements

will equal 100% of the principal amount of the applicable Sunrise holding SPE notes to be redeemed and a «make-whole» premium, which is the present value of all remaining scheduled interest payments to the applicable call date using the discount rate as of the redemption date plus a premium (as specified in the applicable indenture). Upon the occurrence of an SPE Early Redemption Event on or after the applicable call date, the Sunrise Holding SPE will redeem an aggregate principal amount of its respective Sunrise holding SPE notes equal to the principal amount prepaid under the related Funded Facility at a redemption price (expressed as a percentage of the principal amount) plus accrued and unpaid interest and additional amounts (as specified in the applicable indenture), if any, to the applicable redemption date.

Sunrise holding senior notes

During the current period, Sunrise fully redeemed EUR 287.9 million of its 3.875% senior notes due 15 June 2029. Prior to their redemption, these notes ranked equally with all of the existing senior debt of such issuer and were senior to all existing subordinated debt of such issuer and were secured by a pledge over the shares of Sunrise HoldCo IV. In addition, the indentures governing the Sunrise senior notes contained customary incurrence-based covenants such as compliance with certain consolidated net leverage ratios, as well as restrictions with regard to the ability to sell certain assets. Also, in the case of a change of control, Sunrise was required to repurchase the relevant notes at a redemption price of 101%. Covenants were tested on a quarterly basis.

The details of the Sunrise holding senior notes are summarised in the following tables:

Nine months ended 30 September, 2026

Sunrise Holding Senior notes	Maturity	Interest Rate	Original Issue Amount	Outstanding principal amount: Borrowing Currency	Outstanding principal amount: CHF Equivalent	Carrying Value CHF
				in millions		
3.875% senior notes	15 June 2029	3.88%	€635.0	€—	—	—
Total					**—**	**—**

Year ended 31 December, 2025

Sunrise Holding Senior notes	Maturity	Interest Rate	Original Issue Amount	Outstanding principal amount: Borrowing Currency	Outstanding principal amount: CHF Equivalent	Carrying Value CHF
				in millions		
3.875% senior notes	15 June 2029	3.88%	€635.0	€287.9	268.0	267.8
Total					**268.0**	**267.8**

Transfers of financial assets – Airtime-receivable securitisation

In June 2026, the Group sold trade receivables related to mobile services with gross carrying amounts of CHF 40.2 million (Q3 YTD 2025: CHF nil) to a third-party financial institution. No further receivables were sold during the three months ended 30 September 2026. The receivables were sold at par and derecognised because the Group transferred substantially all credit risk and surrendered control. The Group has no continuing involvement in the transferred receivables as defined in IFRS 7. The transferred receivables are derecognised upon sale and subsequent customer collections are received by the financial institution.

56 **Q3 Financial Results 2026 I** Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements The transaction is presented in the Statement of Financial Position through the derecognition of the trade receivables and the recognition of the related consideration received as an increase in cash and cash equivalents (net of any contractual discounts and fees). Cash proceeds of CHF 39.3 million (Q3 YTD 2025 : CHF nil) are presented in the Statement of Cash Flows under «Proceeds from sale of trade receivables» within cash flows from operating activities in 2026. 57 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements (11) Financial Income and Expenses Nine months ended 30 September Three months ended 30 September CHF in millions 2026 2025 2026 2025 Finance income: Interest income 0.9 2.4 0.3 0.9 Realised and unrealised gains on derivative instruments 221.5 — 164.6 24.2 Foreign currency transaction gains — 416.4 — — Gains on debt modification and extinguishment — — — 0.9 Other gains, net 0.8 2.6 (0.3) 0.6 Total 223.2 421.4 164.6 26.6 Finance expenses: Interest expense (217.8) (236.8) (75.9) (76.2) Realised and unrealised losses on derivative instruments — (330.8) — — Foreign currency transaction losses (161.2) — (122.6) (2.1) Losses on debt modification and extinguishment (5.8) (14.0) (5.3) — Other financial expense (0.8) (1.1) (0.2) (0.7) Total (385.6) (582.7) (204.0) (79.0) 58 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review | Consolidated Statements | Notes to the Consolidated Statements

(12) Fair Value Estimation

The fair value of Sunrise debt instruments is generally determined using the average of applicable bid and ask prices. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data if available and rely as little as possible on entity-specific estimates. If all significant inputs required to calculate the fair value of an instrument are observable, the instrument is included in Level II.

For assets and liabilities that are recognised in the financial statements at fair value on a recurring basis, Sunrise determines whether transfers have occurred between levels in the hierarchy by re-assessing the categorisation (based on the lowest-level input that is significant to the fair-value measurement as a whole) at the end of each reporting period. There were no transfers between the different hierarchy levels in 2026 and 2025.

The fair values of financial assets and financial liabilities are summarised in the following table. Not included therein are certain financial assets and liabilities whose carrying amount corresponds to a reasonable estimation of their fair value, measured at amortised cost. These include cash and cash equivalents, trade receivables, accrued liabilities, lease liabilities and trade payables, as well as other receivables and liabilities whose carrying amount corresponds to a reasonable estimation of their fair value.

		30 September		31 December	
		2026		2025	
CHF in millions	**Fair Value Level**	**Carrying Amount**	**Fair Value**	**Carrying Amount**	**Fair Value**
Current assets carried at FVTPL:					
Derivative financial instruments	II	124.8	124.8	140.9	140.9
Non-current assets carried at FVTPL:					
Derivative financial instruments	II	13.2	13.2	9.6	9.6
Total financial assets		**138.0**	**138.0**	**150.5**	**150.5**
Current liabilities carried at FVTPL:					
Derivative financial instruments	II	17.1	17.1	73.1	73.1
Non-current liabilities carried at FVTPL:					
Derivative financial instruments	II	533.0	533.0	648.0	648.0
Non-current liabilities carried at amortised cost:					
Third-party debt	I	4,107.9	4,013.4	3,950.0	3,982.3
Total financial liabilities		**4,658.0**	**4,563.5**	**4,671.1**	**4,703.4**

59 **Q3 Financial Results 2026 I** Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements The financial liabilities presented in the Statements of Financial Position comprise the Group’s borrowings and accrued interest (Note 10) and fair value estimation (Note 12). The carrying amounts of these financial liabilities reconcile to the amounts disclosed in Notes 10 and 12. 30 September 2026 31 December 2025 Non- Non- CHF in millions Current Total Current Total Current Current Financial Liabilities Third-party debt incl. vendor financing (Note 10) 456.4 4,107.9 4,564.3 387.2 3,950.0 4,337.2 Accrued interest on third-party debt 50.6 — 50.6 98.5 — 98.5 Derivative financial instruments 17.1 533.0 550.1 73.1 648.0 721.1 Total financial liabilities 524.1 4,640.9 5,165.0 558.8 4,598.0 5,156.8 60 Q3 Financial Results 2026 I Notes to the Consolidated Statements

Financial Review Consolidated Statements Notes to the Consolidated Statements Financial Review Consolidated Statements Notes to the Consolidated Statements (13) Events after the Balance Sheet Date Following the period end, Sunrise finalised its detailed formal restructuring plan and completed the consultation process relating to its multi-year operating model transformation programme and announced 358 redundancies. The final employee population, individual entitlements and related assumptions remain under finalisation and, consequently, the resulting restructuring obligation cannot yet be reliably quantified. The associated obligations will be recognised in Q4 2026 once a reliable estimate can be established. 61 Q3 Financial Results 2026 I Notes to the Consolidated Statements